

Открытое Акционерное Общество
РОСТОВСКОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
(ОАО «РОСТОВЭНЕРГО»)

344002, г.Ростов-на-Дону, ул.Большая Садовая,49
Коммутатор 240-20-05, 299-98-87
Факс 240-55-08,244-13-01, 238-51-66
Телетайп 123785 AMPER KU Телекс 123057 BL OK KU
Р/сч 40702810300000006235
Кор/счет 30101810100000000762
в ОАО «КБ Центр-Инвест» г.Ростов-на-Дону
БИК 046015762, ИНН 6164102637 КПП 616401001
ОКОНХ 11100, 19900, ОКПО 00104024

17.03.05 N 326-18/08/771

На N


05006940

TO : **Securities and Exchange Commission**
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

FROM: JSC " **Rostovenergo** "
Rostov - on - Don, Russia

Exemption No. : 82 - 4839

Dear Sirs :

In connection with Rostovenergo' s exemption , pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find **Quarterly Report of emissive securities issuer Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification" (JSC "Rostovenergo"), for the 4th quarter 2004 .**

Sincerely,

F. A. Kushnarev
Director General

dlw 3/31

12g3-2(b) exemption #: 82-4839

PROVED
By the Directors' Board
Proceedings № 13 of 29.01.2005

QUARTERLY REPORT

Of emissive securities issuer

Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification".

Issuer 's code : 00125-A

The 4th quarter 2004

Location : Rostov-on-Don, Russia
Address : 49 B. Sadovaya Street, 344007 Rostov-on-Don, Russia

Information of this quarterly report is a subject of disclosure according to securities legislation of Russian Federation

Director General  **Kushnarev F.A.**

February , 1 2005

Chief Accountant  **Larkova L.N.**

February , 1 2005

Contact person : *Kononenko Galina G.*
Deputy Head Securities Department
Tel.: *(8632) 38 51 08* Fax: *(8632) 38 53 66, 40 55 08*
E-mail : *ocb1@rosten.elektra.ru*
Website, containing this information : www.rao-ees.ru/rosten

Content

Introduction

This quarterly report contains estimations and forecasts of authorized bodies, controlling issuer, about future developments and / or actions, future prospects of industry where issuer carries out his principal activity, and results of issuer's activity, including plans, probability of definite events occurrence and definite actions performance. Investors must not fully rely on estimations and forecasts of authorized bodies, controlling issuer, because actual results of issuer's future activity may differ from predictable due to many reasons. Acquisition of issuer's securities is connected with risks, described in this report.

A. Full brand name and short name of issuer.

Open Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification" (JSC "Rostovenergo").

B. Location and mailing address of issuer.

Location : ***Rostov-on-Don***

Mailing address ***: 49 B. Sadovaya street, 344007 Rostov-on-Don, Russia***

C. Phone numbers and e-mail for contacts :

Tel.: *(8632)38 51 08* Fax: *(8632) 38 53 66, 40 55 08*

E-mail : ocb1@rosten.elektra.ru

D. Website, containing this information : www.rao-ees.ru/rosten

E. Information about issuer's securities

Information about issuer's shares.

Number : *1*

Kind: ***non-documentary ordinary shares***

Category: ***ordinary***

Nominal value of a share of the issue : ***1 ruble***

Amount of the issue: ***1 158 481***

Data about state registration of the issue:

Registration date: ***27.05.1993***

Registration number: ***58-1n-552***

Organization which fulfilled the registration : ***Finance bodies***

Method of floatation : ***closed subscription***

Period of floatation : ***from 27.05.1993 till 2.06.1994***

Current state of issue : ***all securities of the issue are cancelled***

Number : *1*

Kind: ***non-documentary ordinary shares***

Category: ***ordinary***

Nominal value of a share of the issue : ***1 ruble***

Amount of the issue: ***377 316***

Data about state registration of the issue:

Registration date: ***27.05.1993***

Registration number: ***58-1n-552***

Organization which fulfilled the registration : *Finance bodies*
Method of floatation : *allocation of shares among shareholders*
Period of floatation : *from 27.05.1993 till 10.06.1993*
Current state of issue : *all securities of the issue are cancelled*

Number : *1*
Kind : *inscribed non-documentary shares*
Category: *preference*
Type : *B*
Nominal value of a share of the issue : *1 ruble*
Amount of the issue: *97 463*
Data about state registration of the issue:
Registration date: *27.05.1993*
Registration number: *58-1n-552*
Organization which fulfilled the registration : *Finance bodies*
Method of floatation : *conversion*
Period of floatation : *from 8.12.1993 till 5.01.1994*
Current state of issue : *all securities of the issue are cancelled*

Number : *2*
Kind: *inscribed non-documentary shares*
Category: *ordinary*
Nominal value of a share of the issue : *1 ruble*
Amount of the issue: *769 103 131*
Data about state registration of the issue:
Registration date: *27.12.1995*
Registration number: *58-1-1274*
Organization which fulfilled the registration : *Finance bodies*
Method of floatation : *allocation of shares among shareholders*
Period of floatation : *from 27.12.1995 till 30.12.1995*
Current state of issue : *all securities of the issue are cancelled*

Number : *2*
Kind: *inscribed non-documentary shares*
Category: *preference*
Type : *A*
Nominal value of a share of the issue : *1 ruble*
Amount of the issue: *231 056 998*
Data about state registration of the issue:
Registration date: *27.12.1995*
Registration number: *58-1-1274*
Organization which fulfilled the registration : *Finance bodies*
Method of floatation : *allocation of shares among shareholders*
Period of floatation : *from 27.12.1995 till 30.12.1995*
Current state of issue : *all securities of the issue are cancelled*

Number : *3*
Kind: *inscribed non-documentary shares*
Category: *ordinary*

Nominal value of a share of the issue : *1 ruble*
Amount of the issue: *11 832 094*
Data about state registration of the issue:
Registration date: *21.07.1997*
Registration number: *1-03-00125-A*
Organization which fulfilled the registration : *FSC of Russia*
Method of floatation : *closed subscription*
Period of floatation : *from 21.07.1997 till 21.07.1997*
Current state of issue : *all securities of the issue are cancelled*

Number : *3*
Kind: *inscribed non-documentary shares*
Category: *preference*
Type : *A*
Nominal value of a share of the issue : *1 ruble*
Amount of the issue: *694 302 942*
Data about state registration of the issue:
Registration date: *26.10.1998*
Registration number: *2-03-00125-A*
Organization which fulfilled the registration : *FSC of Russia*
Method of floatation : *allocation of shares among shareholders*
Period of floatation : *from 16.11.1998 till 16.11.1998*
Current state of issue : *all securities of the issue are cancelled*

Number : *4*
Kind: *inscribed non-documentary shares*
Category: *ordinary*
Nominal value of a share of the issue : *1 ruble*
Amount of the issue: *2 346 573 507*
Data about state registration of the issue:
Registration date: *26.10.1998*
Registration number: *1-04-00125-A*
Organization which fulfilled the registration : *FSC of Russia*
Method of floatation : *allocation of shares among shareholders*
Period of floatation : *from 16.11.1998 till 16.11.1998*
Current state of issue : *all securities of the issue are cancelled*

Number : *1*
Kind: *inscribed non-documentary shares*
Category: *ordinary*
Nominal value of a share of the issue : *1 ruble*
Amount of the issue: *3 128 764 676*
Data about state registration of the issue:
Registration date: *26.08.2003*
Registration number: *1-01-00125-A*
Organization which fulfilled the registration : *FSC of Russia*

Method of floatation : *allocation of shares among shareholders*
Period of floatation : *from 15.09.2003 till 15.09.2003*
Current state of issue : *all securities of the issue are cancelled*

Additional essential information about securities of the issue :
Annulment of individual number of additional issue of securities and consolidation of securities of additional issue with securities of issue concerning which they are additional.

Number : *1*
Kind: *inscribed non-documentary shares*
Category: *preference*
Type : *A*
Nominal value of a share of the issue : *1 ruble*
Amount of the issue: *925 737 256*
Data about state registration of the issue:
Registration date: *26.08.2003*
Registration number: *2-01-00125-A*
Organization which fulfilled the registration : *FSC of Russia*
Method of floatation : *allocation of shares among shareholders*
Period of floatation : *from 15.09.2003 till 15.09.2003*
Current state of issue : *allocation of shares is completed*

Additional essential information about securities of the issue :
Annulment of individual number of additional issue of securities and consolidation of securities of additional issue with securities of issue concerning which they are additional.

Information about issuer's bonds .

Number : *1*
Series: *PO-1*
Type : *interest bearing*
Form of securities : *documentary to bearer*
Nominal value of a share of the issue : *1 000 rubles*
Amount of the issue: *2 200 000*
Total amount of the issue : *2 200 000 000*
Data about state registration of the issue:
Registration date: *10.05.2000*
Registration number: *4-01-00125-A*
Organization which fulfilled the registration : *FSC of Russia*
Method of floatation : *closed subscription*
Period of floatation : *from 29.05.2000 till 7.04.2001*
Current state of issue : *allocation of shares is completed*

Information about tranches of issue :

Number of tranche : *1*

Quantity of bonds in tranche : *1 077 652*
Amount of the issue in tranche :
Procedure of bonds identification : ***B-RTSE/01-01***
Period of bonds floatation : ***from 30.05.2000 till 30.05.2000***
Quantity of actually distributed bonds of tranche according with the registered report about results of issue : ***1 077 652***

Number of tranche : *2*
Quantity of bonds in tranche : ***1 122 348***
Amount of the issue in tranche :
Procedure of bonds identification : ***B-RTSE/01-02***
Period of bonds floatation : ***from 8.09.2000 till 8.09.2000***
Quantity of actually distributed bonds of tranche according with the registered report about results of issue : ***1 122 348***

Period of bonds circulation : ***from 29.05.2000 till 29.05.2003***

1. Brief information about persons forming authorities of issuer, information about bank accounts, auditor, appraiser and financial consultant of issuer , and other signatory persons of the quarterly report .

1.1. Persons forming authorities of issuer

1.1.1. Members of the Directors' Board (supervisory board) of the issuer.
The Directors' Board of JSC "Rostovenergo " consists of 10 members .
The Head of the Directors' Board is :. *Nikitin Danil Nikolaevich*

Members of the Directors' Board :

1. Nikitin Danil Nikolaevich,	Year of birth: ***1972***
2. Kushnarev Fedor Andreevich,	Year of birth : ***1944***
3. Kostenko Vladimir Ivanovich,	Year of birth : ***1955***
4. Slobodin Mikhail Urjevich ,	Year of birth: ***1972***
5. Visokov Vasily Vasiljevich ,	Year of birth: ***1955***
6. Burnashev Dmitry Alexandrovich,	Year of birth : ***1964***
7. Glushenko Alexey Dmitrievich,	Year of birth: ***1974***
8. Nasarov Sergey Makarovich,	Year of birth: ***1961***
9. Panov Peter Alexandrovich,	Year of birth: ***1951***
10. Kolesnikov Anton Sergeevich,	Year of birth: ***1980***

1.1.2. Sole and plural authorities of issuer and officials of managing issuer .

The sole executive office, and members of plural executive office of issuer :
The staff of the Governing Board of JSC "Rostovenergo" is 9 persons.

1. Kushnarev Fedor Andreevich,	Year of birth : ***1944***
2. Vershinin Leonid Borisovich,	Year of birth : ***1948***
3.Belousov Alexander Gennadjevich	Year of birth : ***1951***
4.Tolmachov Yury Grigoryevich,	Year of birth : ***1937***
5. Larkova Larisa Alexandrovna,	Year of birth: ***1961***

6. *Fedorov Nikolay Vladimirovich,* Year of birth: ***1960***
7. *Mikhailovsky Vladimir Vladimirovich,* Year of birth : ***1944***
8. *Zdorovets Vladimir Viktorovich,* Year of birth ***: 1959***
9. *Golubchik Sergey Valeryevich,* Year of birth : ***1972***

Person, performing the duties of sole executive body of issuer : ***Kushnarev Fedor Andreevich.***

1.2. Information about bank accounts of issuer .

Name, location	BIC \ INT	Number of correspondent account \ settlement account	Type of settlement
JSC "CB Tsentr-Invest" Rostov-on-Don	046043903 6163011391	30101810100000000762 40702810000000000285	settlement
JSC "CB Tsentr-Invest" Rostov-on-Don	046043903 6163011391	30101810100000000762 40702810600000002285	settlement
JSC "CB Tsentr-Invest" Rostov-on-Don	046043903 6163011391	30101810100000000762 40702810000000002665	settlement
Branch of Gasprombank Rostov-on-Don	046015968 7736011540	30101810700000000968 40702810000000000351	settlement
Branch of Vneshtorgbank Rostov-on-Don	046015999 7702070139	30101810300000000999 40702810602910000270	settlement
Trusting and investment bank Moscow	044525703 7705283015	30101810100000000703 40702810030140101185	settlement
Rostpromstroybank Rostov-on-Don	046015889 6152000599	30101810300000000889 40702810208890003553	settlement
LS MNKO Rostov-on-Don	046015303 6164200673	30103810800000000303 40702810300000000025	settlement
CC Standard Bank Rostov-on-Don	044525320 7744002959	30101810800000000320 40702810500000000042	settlement
Rostov branch of CB "REB" CC Rostov-on-Don	046015217 6167007639	30101810600000000217 40702810800040000314	settlement
Nonbank credit organization "Clearing agency RCE" Moscow	044583258 7710298190	30103810200000000258 30214810310000000196	settlement
ACB Eurofinance Moscow	044525204 7703115760	30101810900000000204 40702810200004653190	settlement
OCB N 1820 South-Western Bank CB RF Matveev - Kurgan	046015602 7707083893	30101810600000000602 40702810152080100807	settlement
JSC CB "Tsentr-Invest" Taganrog	046043903 6163011391	30101810700000000993 40702810200000000085	settlement
Branch N 3 JSC CB "Tsentr-Invest" Novocherkassk	046043903 6150016995	30101810700000000903 40602810400000000010	settlement
Branch N 3 JSC CB "Tsentr-Invest" Novocherkassk	046043903 6150016995	30101810700000000903 40602810300000000013	settlement
JSC CB "Tsentr-Invest" FCB N 3 Novocherkassk	046043903 6163011391	30101810700000000903 40602810400000300445	settlement
JSC "CB Tsentr-Invest" Rostov-on-Don	046015762 61630111391	30101810100000000762 40702810900000004064	settlement
JSC "CB Tsentr-Invest" Rostov-on-Don	046015763 61630111391	30101810100000000763 40702810600000000465	control account
JSC "CB Tsentr-Invest" №1 Aksay	046027786 6164044103	30101810600000000786 40702810900000000145	control account
JSC "CB Tsentr-Invest" Rostov-on-Don	046015762 61630111391	30101810100000000762 40702810200000000755	control account

UZB in OCB 5155 Bagaevka	046015602 6164102637	30101810600000000602 40702810052290100124	control account
JSC "CB Tsentr-Invest" № 2 Bataisk	046029716 6164044103	30101810700000000716 40702810100000000010	control account
UZB in OCB 5155 /036п. Veseliy	046015602 6164102637	30101810600000000602 40702810552290100831	control account
JSC "CB Tsentr-Invest" №7 Semikarakory	046060992 6164042103	30101810200000000992 40702810800000000022	control account
JSC "CB Tsentr-Invest"№3 Novocherkassk	046043903 6164102637	30101810700000000903 40602810600000000001	control account
JSC "CB Tsentr-Invest"№3 Novocherkassk Shakhty	046043903 6133011391	30101810700000000903 40702810000000310482	settlement
JSC "CB Tsentr-Invest"№3 Novocherkassk Shakhty	046043903 6133011391	30101810700000000903 40702810900000300482	control account
SB RF dep. 5410\056 Shakhty	046015602 7707083893	30101810600000000602 40702810552060142511	control account
JSC "CB Tsentr-Invest" Tsimlyansk	046060992 6164044103	30101810200000000992 40702810800000004067	settlement
South-Western Bank CB RF Volgodonsk	046015602 7707083893	30101810600000000602 40702810152160170029	control account
South-Western Bank CB RF / 0029 Tsimlyansk	046015602 7707083893	30101810600000000602 40702810552160150063	control account
South-Western Bank CB RF / 0062 v. Dubovskoe	046015602 6143021056	30101810600000000602 40702810452160140047	control account
South-Western Bank CB RF / 0067 v. Zavetnoe	046015602 6143021056	30101810600000000602 40702810052160160016	control account
South-Western Bank CB RF v.Zimovnikovsky	046015602 6143021056	30101810600000000602 40502810352160130001	control account
South-Western Bank CB RF / 0088 v. Remontnoe	046015602 6143021056	30101810600000000602 40702810152160180035	control account
South-Western Bank CB RF / 0080 B. Martinovskaya	046015602 6143021056	30101810600000000602 40702810852160120065	control account
JSC "CB Tsentr-Invest" №7 Semikarakory Konstantinovsk	046060992 6143021056	30101810200000000992 40702810901500000007	control account
JSC "CB Tsentr-Invest" Tsimlyansk	046015762 6143021056	30101810100000000762 40702810900000000848	control account
JSC "CB Tsentr-Invest" Azov	046015762 6163011391	30101810100000000762 40702810300600000178	settlement
JSC "CB Tsentr-Invest" Azov	046015762 6163011391	30101810100000000762 40702810800600000034	control account
JSC "CB Tsentr-Invest" Azov	046015762 6163011391	30101810100000000762 40702810500600000033	control account
South-Western Bank CB RF / 1824 Zernograd	046015602 7707083893	30101810600000000602 40702810452100200109	control account
South-Western Bank CB RF / 1824/060 Kagalnitskaya	046015602 7707083893	30101810600000000602 40702810052100160050	control account
South-Western Bank CB RF / 1824/047 Egorlikskaya	046015602 7707083893	30101810600000000602 40503810052100147010	control account
JSC "CB Tsentr-Invest" №5 Taganrog	046013993 6163011391	30101810700000000993 40702810200000000522	settlement
JSC "CB Tsentr-Invest" №5 Taganrog	046013993 6163011391	30101810700000000993 40702810200000000069	control account
JSC "Bank Rossiysky Kredit" Taganrog	046013993 6163011391	30101810700000000993 40702810800600000201	control account
JSC "CB Tsentr-Invest" №5 Taganrog	046013993 6163011391	30101810700000000993 40702810900000000194	control account

JSC "CB Tsentr-Invest" №5 Taganrog	046013993 6163011391	30101810700000000993 40702810100000000198	control account
JSC "CB Tsentr-Invest" №5 Taganrog	046013993 6163011391	30101810700000000993 40702810400000000199	control account
JSC "CB Tsentr-Invest" №5 Taganrog	046013993 6163011391	30101810700000000993 40702810900000003780	control account
JSC "CB Tsentr-Invest" Salsk	046015662 6163011391	30101810100000000762 40702810200000004049	settlement
JSC "CB Tsentr-Invest" Salsk	046015662 6163011391	30101810100000000762 40702810300000000749	control account (consolidated)
JSC "CB Tsentr-Invest" Peschanokopskoe	046015662 6163011391	30101810100000000762 40702810800000000744	control account
JSC "CB Tsentr-Invest" Tselina	046015662 6163011391	30101810100000000762 40702810100000000745	control account
JSC "CB Tsentr-Invest" Salsk	046015662 6163011391	30101810100000000762 40702810400000000746	control account
JSC "CB Tsentr-Invest" Orlovsky	046015662 6163011391	30101810100000000762 40702810700000000747	control account
JSC "CB Tsentr-Invest" Proletarsk	046015662 6163011391	30101810100000000762 40702810000000000748	control account
JSC "CB Tsentr-Invest" Rostov-on-Don	046015762 6163011391	30101810100000000762 40702810900000004051	settlement
JSC "CB Tsentr-Invest" Rostov-on-Don	046015762 6163011391	30101810100000000762 40702810000000001132	control account (consolidated)
JSC "CB Tsentr-Invest" Rostov-on-Don	046015762 6163011391	30101810100000000762 40702810000000003444	control account
JSC "CB Tsentr-Invest" Rostov-on-Don	046015762 6163011391	30101810100000000762 40702810300000003445	control account
JSC "CB Tsentr-Invest" Rostov-on-Don	046015762 6163011391	30101810100000000762 40702810600000003446	control account
JSC "CB Tsentr-Invest" Rostov-on-Don	046015762 6163011391	30101810100000000762 40702810900000003447	control account
JSC "CB Tsentr-Invest" Rostov-on-Don	046015762 6163011391	30101810100000000762 40702810200000003448	control account
JSC "CB Tsentr-Invest" Rostov-on-Don	046015762 6163011391	30101810100000000762 40702810500000003449	control account
JSC "CB Tsentr-Invest" Rostov-on-Don	046015762 6163011391	30101810100000000762 40702810900000003450	control account
JSC "CB Tsentr-Invest" Rostov-on-Don	046015762 6163011391	30101810100000000762 40702810200000003451	control account
South-Western Bank CB RF Kamensk -Shaktynsk	046015602 7707083893	30101810600000000602 40702810452030100065	control account
South-Western Bank CB RF Tarasovsky	046015602 7707083893	30101810600000000602 40702810952350100025	control account
South-Western Bank CB RF Belaya Kalitva	046015602 7707083893	30101810600000000602 40702810052340100061	control account
South-Western Bank CB RF Tatsinka	046015602 7707083893	30101810600000000602 40702810952340100006	control account
South-Western Bank CB RF Morosovsk	046015602 7707083893	30101810600000000602 40702810652190100051	control account
South-Western Bank CB RF Milutinskaya	046015602 7707083893	30101810600000000602 40702810652190100242	control account
South-Western Bank CB RF Oblievskaya	046015602 7707083893	30101810600000000602 40702810152190100409	control account
South-Western Bank CB RF Sovetskaya	046015602 7707083893	30101810600000000602 40702810552190100601	control account

JSC "CB Tsentr-Invest" №15 Millerovo	046015762 6163011391	30101810100000000762 40702810700000004028	settlement
South-Western Bank CB RF OCB № 275 Millerovo	046015602 7707083893	30101810100000000762 40702810652350100024	control account
JSC "CB Tsentr-Invest" Millerovo	046015762 6163011391	30101810600000000602 40702810100000000871	control account
JSC "CB Tsentr-Invest" Rostov-on-Don	046015762 6163011391	30101810100000000762 40702810400000003578	settlement
JSC " Ugbank" Tuapse	040364899 2310042974	30101810000000000899 40702810600000802044	settlement

1.3. Information about issuer's auditor.

Name : CC *"RSM Top-Audit"* Location: ***Moscow***
INT: *7722020834*
Mailing address: ***43 , b.1 Pokrovka 105062 Moscow***
Tel.: ***363-28-48*** Fax: ***917-87-89***
E-mail: ***mail@top-audit.ru***

Information about license of auditor:
Number of license: ***004827*** issued: ***01.08.2003***
Organization, which issued the license: ***Ministry of Finance RF***
Period of validity : ***till 01.08.2008***
Independent checking of business accounting was conducted ***for 12 months 2003.***

Article 22. Auditing committee and Auditor of the Company

22.8 General meeting of the shareholders annually approves appointment of the Company's Auditor, for the purpose of the Company's annual financial accounting check and confirmation.

22.9 Remuneration value for the Auditor is determined by the Company's Board of Directors.

22.10 Company's Auditor performs check of the Company's financial and economical activity in accordance with requirements of the legislation of Russian Federation and on the basis of concluded agreement.

22.11 Company's Auditing committee and Company's Auditor draw up a report, summarizing check of the Company's financial and economical activity, which should include:

- authenticity confirmation of information contained in the Company's reports and other financial documents;
- information on facts of infractions by Company of accounting procedure and financial reports presenting, determined by legal regulations of the Russian Federation, as well as infractions of legal regulations of the Russian Federation, while performing financial and economical activity.

Procedure and terms of audit report draw up on results of the Company's financial and economical activity check is determined by legal regulations of the Russian Federation and internal documents of the Company.

Existence of essential interests , connecting auditor (official of auditor) with issuer (officials of issuer): **no interests,**

Existence of market shares of auditor (official of auditor) in authorized capital stock (unit fund) of issuer : **no market share of auditor in authorized capital stock**

Loaning current assets to auditor (official of auditor) by issuer: **no borrowed current assets,**

Existence of close business contacts (participation in promotion of production (services) of issuer , participation in joint business and so on), and relative ties : **no close business contacts and relative ties ,**

Information about officials of issuer which are at the same time officials of auditor : **no such persons,**

Procedure of determination of material remuneration of auditor and information about existence of deferred and late payments for auditor services :

According to contract N 23a67\3829\03 of 30.06.2003 for rendering services on analogous annual audit of the financial statements of JSC "Rostovenergo"

4.1. Principal must pay to auditor remuneration at the rate of ruble equivalent of sum 80000 dollars USA (including VAT).

4.1.1. Remuneration for services rendered by the Auditor in accordance with p.1.1. amounts ruble equivalent of sum 50000 dollars USA (including VAT).

4.1.2. Remuneration for services rendered by the Auditor in accordance with p.1.2. amounts ruble equivalent of sum 30000 dollars USA (including VAT).

There are no deferred and late payments for auditor services .

1.4. Information about appraiser of issuer.

In the reporting quarter the appraiser was not enlisted the services.

1.5. Information about Issuer's advisers.

In the reporting quarter the financial advisor was not enlisted the services.

1.6. Information about signatory persons

See p. 1.1.2., p.p. 1, 5.

II. Basic information about financial and economic situation of issuer.

2.1. Indices of financial and economic activity of issuer.

In the reporting period this information is not provided .

2.2. Market capitalization of issuer.

Market capitalization of JSC "Rostovenergo " :

Period	Price for 10 biggest bargains	Number of shares	Capitalization USD
December, 1999	No bargains	SO-3 128 764 676 SP- 925 737 256	44 963 966
December, 2000	0,01329	SO-3 128 764 676 SP- 925 737 256	41 581 283
December, 2001	No bargains	SO-3 128 764 676 SP- 925 737 256	58 493 814
December,	0,011668	SO-3 128 764 676	52 187 795

2002		SP- 925 737 256	
December, 2003	No bargains	SO-3 128 764 676 SP- 925 737 256	113 782 704
December, 2004	No bargains	SO-3 128 764 676 SP- 925 737 256	198 916 724

Estimation procedure of market capitalization of JSC "Rostovenergo" for the 4th quarter 2004 : Number of CS x weighted average price of 1 CS + number of PS x weighted average price of 1 PS

2.3. Issuer's liabilities.

2.3.1. Account payable.

In the reporting period this information is not provided.

2.3.2. Credit history of issuer.

There were no credit or loan contracts acting by the end of the reporting quarter with the principal debt sum amounting 10 % or more from the net wealth value.

2.3.3. Issuer's liabilities from security provided to third persons

The Company has not liabilities provided as security of liabilities of third persons .

2.3.4. Other issuer's liabilities

There are no agreements, including bargains on term, not presented in balance sheet.

2.4. Purposes of issue and directions of draft on funds, earned as a result of emissive securities floatation

In the reporting quarter there was no issue of securities.

2.5. Risks, connected with purchase of distributed emissive securities

2.5.1. Branch-wise risks

Development of power engineering depends on economic development of all other branches of Russian economics , on weather and climate conditions. Energy consumption must increase from year to year owing to growth of industrial production.

Company operation during the reporting period was stable .

Owing to the fact that activity of the Company is regulated by the state , possible movement of prices for raw materials and production can't essentially affect the activity and securities liabilities execution . If there is increase in price , table of rates changes correspondingly .

2.5.2. Country and regional risks

The main activity of JSC "Rostovenergo" is carried out at the territory of the Rostov Region. During the reporting period the economic circumstances have improved both in Russia and Rostov Region particularly. This region doesn't run danger of natural disaster and is rather secure for the current time. The Company is the biggest in the region , works stably , generating electric and thermal power. Political unstability in the Northern Caucasus can influence the economic activity of the Company.

2.5.3. Financial risks

JSC "Rostovenergo" doesn't run danger of risks connected with interest escalation, rate of foreign currencies , because the Company's activity is not connected with raw materials import and electric power export. All settlements are fulfilled in rubles and are regulated by rates. There is no risk of default on credits and loans obligations.

2.5.4. Legal risks

There is no foreign market in the activity of the Company , that is why changes in currency regulation , rules of customs supervision and duties can't essentially affect the activity of JSC "Rostovenergo".

2.5.5. Risks, connected with the issuer's activity.

Owing to the fact that JSC "Rostovenergo" doesn't take part in legal processes , it has no risks which can affect the activity of the Company.

III. Detailed information about issuer.

3.1. History of creation and development of issuer

Date of issuer's state registration : *12.05.1993*

3.1.1. Information about firm-name of issuer

Joint Stock Company "Rostov Joint Stock Company of Electric Power and Electrification" (JSC "Rostovenergo")
Put in force: *13.04.1993*
Public corporation " Rostov Joint Stock Company of Electric Power and Electrification" (J SC "Rostovenergo")
Put in force: *30.10.1996*

3.1.2. Information about issuer's state registration

Date of issuer's state registration : *12.05.1993*
Number of certificate about state registration (or other paper, verifying of state registration of issuer): *1147 series AO-PП*
Agency, which has carried out the state registration : ***Registration Chamber of Rostov town council of elected representative of the people***
The main state registration number of juridical person : **1026103296240**
Date of registration: **20.12.2002**
Number of certificate about state registration of juridical person:
series 61 N 003467401
Name of registering agency: Inspection of MTD of Russia in Leninsky district of Rostov-on-Don.

3.1.3. Information about creation and development of issuer

Date of issuer's state registration : *12.05.1993*
License :
Number: *46*

Date of issue: *8.02.2002*

Term of validity: *till 8.02.2005*

Agency, which has issued the license : ***Department of State Energy Supervision and energy saving (Gosenergonadzor) Ministry of Energy of Russia.***

Types of activity : realization of activity of operability assurance of electric and thermal networks

3.1.4. Contact information

Location: Rostov-on-Don

Mailing address: 49 B. Sadovaya str. 344007 Rostov –on-Don

Issuer's department which carries out work shareholders and investors: ***Department of securities and fund accounting***

Tel.: *(8632) 38 51 08* Fax: *(8632) 38 53 66, 38 51 66*

E-mail : *ocb1@rosten.elektra.ru*

Website , where this information is placed: www.rao-ees.ru/rosten

3.1.5. Identification number of taxpayer

6164102637

3.1.6. Subsidiaries and representations of issuer

Name: *Rostovskaya Thermal Power Plant -2*

Location: *Rostov-on-Don*

Mailing address : *17, Peskova St., Rostov-on-Don, 344086*

Head : *Mikhailovsky Vladimir Mikhailovich*

Opening date : *13.04.1993*

Term of trust : *31.12.2004*

Name: *Volgodonsk Thermal Power Plant -2*

Location: *Volgodonsk , Rostov Region*

Mailing address : *Volgodonsk-13 , 347360 Rostov Region*

Head : *Alexandrov Evgeny Yurjevich*

Opening date : *13.04.1993*

Term of trust : *31.12.2004*

Name: *Cimlyanskaya Hydroelectric Plant*

Location: *Cimlyansk , Rostov Region*

Mailing address : *TsGES, Cimlyansk, 347320*

Head : *Abramov Viktor Alexandrovich*

Opening date : *13.04.1993*

Term of trust : *31.12.2004*

Name: *Central Electrical Networks*

Location: *Rostov-on-Don*

Mailing address : *9, Futbolnaya St., Rostov-on-Don, 344039*

Head : *Sitnichenko Sergey Ivanovich*

Opening date : *13.04.1993*

Term of trust : *31.12.2004*

Name: *Eastern Electrical Networks*
Location *Tsimlyansk , Rostov region*
Mailing address : *22, Grishina St., Tsimlyansk, 347320, Rostov region*
Head : *Basik Alexander Alexeyevich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Western Electrical Networks*
Location: : *Shakhty, Rostov region*
Mailing address : *63, Pobedy Revolutsii St., Shakhty, Rostovskaya region, 346500*
Head : *Ribnikov Alexey Svyatoslavovich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Southern Electrical Networks*
Location: : *Azov , Rostov region*
Mailing address : *5, Liteyniy St., Azov, 346740 Rostov region*
Head : *Borisov Alexander Ilyich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *South- Western Electrical Networks*
Location: : *Taganrog , Rostov region*
Mailing address : *144, Dzerzhinskogo St., Taganrog, 347931 Rostov region*
Head : *Lagunov Viktor Valentinovich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *North- Estern Electrical Networks*
Location: *Kamensk-Shakhtinskiy , Rostov region*
Mailing address : *26, Geroyev-Pionerov St., Kamensk-Shakhtinskiy, 346300 Rostov region*
Head : *Gerasimov Vladimir Vasiljevich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Northern Electrical Networks*
Location: *Millerovo , Rostov region*
Mailing address : *34, Artilleriyskaya St., Millerovo, 346100 Rostov region*
Head : *Zorenko Ivan Yakovlevich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *South - Eastern Electrical Networks*
Location: *Salsk , Rostov region*
Mailing address : *18, Skirda St., Salsk, 347600 Rostov region*
Head : *Poltev Gennady Ivanovich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Rostov Thermal Networks* Location: *Rostov-on-Don*
Mailing address : *4, Kurskaya St., Rostov-on-Don, 344039*
Head : *Simonov Vladimir Alexandrovich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Volgodonsk Thermal Networks* Location: *Volgodonsk*
Mailing address : *Volgodonsk-7, 347340*
Head : *Sokirkin Ivan Ivanovich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Main Study Courses Complex* Location: *Rostov-on-Don*
Mailing address : *147A, 2 Krasnodarskaya St., Rostov-on-Don, 344102*
Head : *Madoyan Ashot Armenovich*
Opening date : *13.04.1993*
Term of trust : *31.12.2004*

Name: *Energosbit* Location: *Rostov-on-Don*
Mailing address : *147A, 2 Krasnodarskaya St., Rostov-on-Don, 344091*
Head : *Kushnarev Konstantin Fedorovich*
Opening date : *31.12.2002*
Term of trust : *31.12.2004*

3.2. The main economical activity of the issuer

3.2.1. Branch affiliation of the issuer

Codes ARCTEA (All-Russian Classifier of Types of Economic Activity) :
40.10.412, 40.10.11, 40.10.2, 74.14, 40.30.2, 51.21.5, 45.31, 45.25.4, 01.21, 01.11.2, 40.10.12.

3.2.2. The main economical activity of the issuer

The main economical activity of the issuer is generation and sale of electric and thermal energy.

In this region JSC "Rostovenergo" has no competitors.

In JSC "Rostovenergo" there are no season kinds of activity.

3.2.3. Main types of issuer's production (works, services)

In the reporting period this information is not provided.

3.2.4. Issuer's suppliers, which fulfill 10 and more percents of delivery of all inventory holdings , showing their share in all volume of delivery.

Suppliers of JSC "Rostovenergo"

1. CC "Rostovregiongas"- 100% ,
   Address : 20\17 Voroshilovsky av. 344022 , Rostov-on-Don

3.2.5. Market of issuer's production (works, services)

There are no consumers of thermal power to share of which falls more than 10% of the total revenue of JSC "Rostovenergo".

3.2.6. Activity practice as regards circulating capital and resource.

As regards accounting of production resource JSC "Rostovenergo" carries out annual accounting of ultimate demand in circulating assets for building of production resource in organization departments according to volume of production program for the current year.
To analyze turnover of production resource it is necessary to calculate coefficient of turnover of production resource for the reporting date and to calculate turnover of production resource in days.

1) The coefficient of turnover of production resource :

K = P / O, where P - sales proceeds minus taxes (form 2 p.010)
O – sum of production resource (form 1 p.210)

as of 01.01.05 : K = 10 045 386 / 131 685 = 76,3
as of 01.01.04 : K = 9 612 101 / 212 016 = 45,3
So the coefficient has grown 31 compared with the previous year, this growth is evidence of positive changes in activity of the Company.
This conclusion is proved by calculation of turnover of production resource in days.

2) The turnover of production resource in days :
O = 360 / K, where
O - turnover of production resource in days ;
K - coefficient of turnover of production resource;
360 - nominal number of days in a year.
as of 01.01.05 : O = 360 / 76,3 = 4,7 days
as of 01.01.04 : O = 366 / 45,3 = 7,9 days
So, the turnover of production resource in days decreased from 8 to 5 days compared with the similar period of the previous year.

3.2.7. Raw material

The source of raw material :
1. Natural gas - 100%

3.2.8. Main competitors

In this region JSC "Rostovenergo" has no competitors in main production activity.

3.2.9. Information about licenses

Licenses :
Number: *46*
Date of issue: *8.02.2002*
Period of validity : *till 8.02.2005*
Agency, which has issued the license : ***Department of State Energy Supervision and energy saving (Gosenergonadzor) Ministry of Energy of Russia.***
Types of activity : realization of activity of operability assurance of electric and thermal networks

3.2.10. Joint activity of issuer

There are no affiliated companies, created with involvement of the third persons investments.

3.3.Prospects of issuer' s activity

In correspondence with the "Development scheme of Rostov power supply system for the years 2001-2005 with the prospect till 2010 " and Program of technical re-equipment and reconstruction of objects of JSC "Rostovenergo" till 2005, the reconstruction of Cimlyanskaya Hydroelectric Plant, Rostov and Volgodonsk TPP-2, Rostov Thermal Networks (boiler houses and thermal networks), Volgodonsk Thermal Networks (HPP-1 and thermal networks) and electrical networks of Rostov power supply system.

JSC "Rostovenergo" continues to search investors for reconstruction of boiler-house N 3 of Rostov Thermal Networks with 2 gas-turbine additional units, for technical re-equipment of steam boiler of Rostov TPP-2 into energy polyunit by installation of new steam turbines.

JSC "Rostovenergo" carries out great work to decide issue, connected with generation of power by unit N2 RoNPP and necessity of building of substations and AL 220-330-500 KV. RAO "UES of Russia is studying a question about necessity of AL 500 KV Frolovo-Rostov building with SS 500 KV.

Active work in realization of the scheme of Rostov-on-Don electric supply, including construction of new substations and transmission lines, is carried out.

3.4. Issuer's participation in industrial, bank and financial groups holdings, concerns and associations.

Organization : ***RAO "UES of Russia"***
Place and functions of issuer in organization : ***associated company***

3.5. Associated and dependent companies of issuer.

Name: ***Markinskoye, Agricultural farm*** Location: ***Markinskaya , Rostov region***
Mailing address : ***Markinskaya stanitsa, Tsimlyanskiy district, Rostov region, 347310***
Issuer's share in the authorized capital stock of the juridical person : 100%
Ordinary share fraction of the juridical person : 100%

Name: ***Grechko, Agricultural farm***
Location: ***Kuybyshevo , Rostov region***
Mailing address : ***21, Teatralnaya st., Kuybyshevo, Kuybyshevskiy district, 346826 Rostov region***
Issuer's share in the authorized capital stock of the juridical person : 100%
Ordinary share fraction of the juridical person : 100%

Name: ***Sokolovskoye, Agricultural farm***
Location: ***Novoshakhtinsk, Rostov region***
Mailing address : ***Staraya Sokolovka settlement,***
Issuer's share in the authorized capital stock of the juridical person : 100%
Ordinary share fraction of the juridical person : 100%

Name: ***Luchezarniy, Resort hotel***
Location: ***Sochi***
Mailing address : ***Loo-108, Sochi, Krasnodarskiy territory, 354808***
Issuer's share in the authorized capital stock of the juridical person : 100%

Ordinary share fraction of the juridical person : 100%

Name: ***Energetik, Recreation department***
Location: ***Shepsi***
Mailing address : ***Shepsi, Tuapsinskiy district, Krasnodarskiy territory, 352818***
Issuer's share in the authorized capital stock of the juridical person : 100%
Ordinary share fraction of the juridical person : 100%

Name: ***JSC "Rostovenergonaladka, Rostov plant for adjustment of equipment, development of electrical plants and networks technologies"***
Location: ***Rostov-on-Don***
Mailing address : ***147, 2 Krasnodarskaya St., Rostov-on-Don, 344091***
Issuer's share in the authorized capital stock of the juridical person : 100%
Ordinary share fraction of the juridical person : 100%

Name: ***JSC " Rostovenergospetzremont, Specialized plant for repair of industrial buildings and structures"***
Location: ***Rostov-on-Don***
Mailing address : ***192, Krasnoarmeyskaya St., Rostov-on-Don, 344010***
Issuer's share in the authorized capital stock of the juridical person : 100%
Ordinary share fraction of the juridical person : 100%

Name: ***JSC Equipment Production-and-Maintenance Works***
Location: ***Novocherkassk, Rostov region***
Mailing address : ***Donskoy settlement, Novocherkassk, 346415 Rostov region***
Issuer's share in the authorized capital stock of the juridical person : 100%
Ordinary share fraction of the juridical person : 100%

Name: ***JSC " Rostovenergoavtotrans"***
Location: ***Rostov-on-Don***
Mailing address : ***10, Radiatorniy Lane, Rostov-on-Don, 344064***
Issuer's share in the authorized capital stock of the juridical person : 100%
Ordinary share fraction of the juridical person : 100%

3.6. Composition , structure and cost of issuer's fixed assets , information about plans of purchasing, substitution , retirement of fixed assets , and about all cases of charge of issuer's fixed assets.

3.6.1. Fixed assets

As the date of accounts is 24.02.05, the information about fixed assets is not provided.

3.6.2. Property value of issuer.

The total property value and dimension of accrued depreciation as of date of this quarterly report is not determined .

During 12 months before the reporting quarter end there was no appraisal of property value or leasehold property value.

IV. Information about financial and economic activity of issuer

4.1. Results of financial and economic activity of issuer

4.1.1. Profit and losses

In the reporting period this information is not provided.

4.1.2. Factors, which effected the size of sale proceeds from products, works and services and issuer's profit (losses) from basic activity

During the last 5 years JSC "Rostovenergo" operated in the black , had no losses. Sale proceeds are constantly growing because of tariffs growth.

4.2. Issuer's liquidity

In the reporting period this information is not provided.

4.3. Size, structure and adequacy of the capital and circulating assets of the issuer.

4.3.1. Size and structure of the capital and circulating assets of the issuer

	1999	2000	2001	2002	2003	The 4th quarter of 2004
The size of authorized capital stock , thous. rubles	4054502	4054502	4054502	4054502	4054502	4054502
The size of authorized capital stock according to constituent document , thous. rubles	4054501932	4054501932	4054501932	4054501932	4054501932	4054501932
The size of reserve capital stock of issuer , formed at the expense of profits tax , thous. rubles.	0	0	0	5859	8562	In the reporting period this information is not provided.
The size of additional capital stock, revealed as a result of reappraisal, thous. rubles .	3103960	3106411	3109293	5812687	5236430	In the reporting period this information is not provided.
The size net surplus, thous. rubles	118244	190203	117162	174057	1094804	In the reporting period this information is not provided.
The size of funds of specific financing of issuer, thous. rubles .	0	0	0	0	0	In the reporting period this information is not provided.

The total sum of issuer's stock.	7540664	7625402	7675167	10047105	10394298	In the reporting period this information is not provided.
Additional capital increased (decreased) / amounted thous. rubles.	3103960	+2451 3106411	+2882 3109293	+2703394 5812687	-576257 5236430	In the reporting period this information is not provided.
Retained earnings increased (decreased) / amounted thous. rubles.	118244	+71959 190203	-73041 117162	+56895 174057	+920747 1094804	In the reporting period this information is not provided.
Production resource increased (decreased) / amounted thous. rubles	236385	+1948 238333	+20049 258382	-25013 233369	-21353 212016	In the reporting period this information is not provided.
Short-term accounts receivable, including indebtedness of electric energy consumers , thous. rubles	1307771 1054570	1169824 858210	711431 456484	580784 381216	700686 409401	In the reporting period this information is not provided.
VAT total , including increase (decrease)	157050	119036 -38014	107606 -11430	134440 +26834	161001 +26561	In the reporting period this information is not provided.
Circulating assets total including increase (decrease)	1731166	3811952 +2080786	3524989 -286963	3438614 -86375	1236775 -2201839	In the reporting period this information is not provided.
Ratio of accounts receivable and abstract cash assets in VATs and arrears of credits and loans and accounts payable.		0,97	0,95	4,09	1,07	In the reporting period this information is not provided.
Cash assets at the end of year (thous. rubles)	28886	77651	171745	228660	99139	In the reporting period this information is not provided.

4.3.2. Adequacy of capital and circulating assets of issuer.

Capital and circulating assets of the Company permit it to settle in current liabilities . JSC "Rostovenergo" has no past-due indebtedness to suppliers of electricity from FWMEP, fuel suppliers, in remuneration of personnel labor , to the budgets of all levels and to shareholders (dividends).

In the situation of spot time spreads , caused by non-coincidence of schemes of financial flows movement from electricity consumers to the Company and from the Company to main suppliers , temporal deficiency of circulating assets is covered at the expense of short-term bank loans.

4.3.3. Cash assets

Cash assets of JSC "Rostovenergo" are formed mainly at the expense of proceeds from sale of electric and thermal energy , rendering services and works. Demand of the Company in cash assets in correspondence with production program and on basis of tariffs amounts for 2004 **11408 mln. rubles**.

Possibility to get bank loans is ensured by contractual relationship with banks. The Company attracts borrowed assets only for short-term objectives , for the most part in regime of overdraft.

The Company has no arrested bank accounts or unfulfilled collection letters. In files of banks, which render services to JSC "Rostovenergo" there are no claims **of creditors** .

4.3.4 Financial investments of the issuer.

Juridical persons the authorized capital stock of which is in possession of issuer not less than 10 % :

Kind of securities: ***Ordinary shares***
Name : ***AOZT "Gas-turbine technologies"***
Location : ***Rostov-on-Don***
Mailing address : ***330 Pobedy street, 344111 Rostov-on-Don***
State registration numbers of issues of emissive securities and dates of state registration: ***there are no information***
Registration agencies which carried out the state registration of issues of emissive securities: ***there are no information***
Amount of securities in possession of issuer : ***5000***
Nominal value of securities : ***1ruble.***
The total book value of securities in possession of issuer : ***5000,0 rubles.***
Size of dividend for preference shares, payout period : ***0***
Size of announced dividend for ordinary shares, payout period : ***0***
Issuer's share in authorized capital stock of the juridical person: ***50 %***

Kind of securities : ***ordinary shares***
Name : ***Experimental TPP***
Location : ***Krasny Sulin 346373, Rostov region***
Mailing address: ***Krasny Sulin 346373, Rostov region***
State registration numbers of issues of emissive securities and dates of state registration: **N** ***1649 of 01.08.2002***
Registration agencies which carried out the state registration of issues of emissive securities: ***IIRTS RF: Krasny Sulin , Rostov region***

Amount of securities in possession of issuer : ***640000***

Nominal value of securities : ***100 rubles.***

The total book value of securities in possession of issuer : ***64000000,0 rubles.***

Size of dividend for preference shares, payout period : ***0***

Size of announced dividend for ordinary shares, payout period : ***0***

Issuer's share in authorized capital stock of the juridical person: ***39.6 %***

Kind of securities : ***Ordinary shares***

Name : *JSC "Energougol"*

Location : ***Shakhty***

Mailing address: ***187/189 Sovetskaya street 346500 Shakhty***

State registration numbers of issues of emissive securities and dates of state registration: ***N 58-1-1144 of 30.01.1995***

Registration agencies which carried out the state registration of issues of emissive securities: ***Administration of Shakhty , Rostov region***

Amount of securities in possession of issuer : ***82500***

Nominal value of securities : ***1 ruble.***

The total book value of securities in possession of issuer : ***82500, 0 rubles.***

Size of dividend for preference shares, payout period : ***0***

Size of announced dividend for ordinary shares, payout period : ***0***

Issuer's share in authorized capital stock of the juridical person: ***16.5 %***

4.3.5. Intangible assets of issuer

N	Name of Intangible assets group	Overall cost	Depreciated cost
1.	SRECD	4100000	3075000,08
2.	Trade Mark	60	60
	Total, rubles.	4100060	3075060,08

4.4. Information about politics and expenses of issuer in the field of scientific and technological development , licenses and patents , new elaboration and researches.

Politics of JSC "Rostovenergo" in current year in the field of scientific and technological development was aimed at the improvement of technical and economic indices and performance reliability of energy equipment, reduction of technical and commercial losses, increase of ecological security in the region.
Nature researches are conducted to determine survival rate of fish when sliding over turbines and drain trunks of Tcimlyanskaya HPP. (Contractor - JSC "Hydroproject". Investigations beginning – year 2004, end – 2006. At RTPP the following of investigations are carried out : operation of fire-chamber, burner, super-heater steam economizer heating surfaces and variant of boiler thermal scheme modernization with the aim of reliability and economic indexes growth.

A treaty for SRECD execution was concluded : " Improvement of methods and technical systems for prevention of failures caused by glaze and wind in electrical networks. Creation of automated informational and metering complexes."

Information about patents for invention:
1.Patent for invention N 2180982 of 27.03.02 "Device for electricity supply"
(Sveshnikov V.I., Kushnarev F.A., Kopilov V.V.), period of validity – 20 years.
2. Certificate for useful model of 18.01.00 "Device for detection of short-circuited laps on secondary windings of current transformers"

(Kushnarev F.A., Grabovskov S.N., Nagay V.I., Podgorny D.E.), period of validity – 8 years.

4.5. Analysis of development trends in principal activity of issuer

Financial performance of the Company during the reporting period was sound and had positive dynamics

Main types of products

Index	2000.	2001	2002	2003	2004
Electric energy					
sale, mln. Kwh	10434,1	10680,7	10705,7	10568,118	9716,28
commercial output, mln. rubles	3969,0	5545,8	6594,7	8038,5	8645,6
Thermal energy					
sale, thous. Gcal	3979,0	4086,2	3862,7	3777,548	3602,5
commercial output, mln. rubles	732,9	858,2	966,8	1207,7	1263 ,1
other proceeds, mln. rubles	252,3	304,1	397,8	367,8	136,7
Total proceeds	4954,2	6708,1	7959,3	9612,1	10045,4

Major task of JSC "Rostovenergo" for 2005 - reorganization of the Company in the form of detachment of the following companies :

- JSC "Rostov Generating Company";
- JSC "Energy Sale Rostovenergo";
- JSC "Management Company Rostovenergo";
- JSC "Main Transmission Line Company Rostovenergo".

A number of measures will be taken to cease participation of JSC "Rostovenergo" in nonspecialized activity categories , to sell and transfer of housing and social objects into municipal property, to sell shares of affiliate companies with nonspecialized activity .

V. Detailed information about persons belonging to authorities of issuer, control boards for financial and economic activity and brief information about personnel (employees) of issuer.

5.1. Information about structure and of issuer's authorities

The authorities of the Company are as follows :

- **General meeting of shareholders;**
- **Directors' Board;**
- **Administrative Board ;**
- **Director General.**

Article 10. General meeting of shareholders

10.1. General meeting of shareholders is superior body of the Company.

10.2. Competence of General meeting of shareholders include the following items :

1) inserting amendments into the Company's Charter or approval of new version of Charter;

2) reorganization of the Company;

3) dissolution of the Company , appointment of dissolution commission and

approval of interim and final dissolution balances;

4) determination of quantity , nominal value, category (type) announced shares and rights given by these shares ;

5) increase of authorized capital stock of the Company by means of increase of nominal value of shares or by additional stock floatation.;

6) decrease of authorized capital stock of the Company by means of decrease of nominal value of shares due to purchase by the Company some amount of stocks to decrease total quantity and by means of retirement of purchased or bought out stocks;

7) splitting and consolidation of the Company's stocks;

8) decision-making about floatation of the Company's bonds , converted into stocks , and other emissive securities, converted into stocks;

9) election of Directors' Board members of the Company and anticipatory termination of their authorities ;

10) election of Inspection Commission members of the Company and anticipatory termination of their authorities ;

11) approval of the Company's Auditor;

12) decision-making about devolution of authority of the sole executive body of the Company to management company (manager) ;

13) approval of annual reports , annual accounting report , including profit and loss statement of the Company , and distribution of profit , including dividend payment (announcement) , and Company's losses for the financial year;

14) determination of procedure of general meeting of shareholders' conducting;

15) decision-making about approval of bargain in cases specified by the Article 83 of the Federal Law "About Joint Stock Companies" ;

16) decision-making about approval of large bargains in cases specified by the Article 79 of the Federal Law "About Joint Stock Companies"

17) decision-making about participation in holding companies, financial and industrial groups , associations and other unions of commercial organizations;

18) approval of internal documents , regulating activity of Company's organs;

19) decision-making about payment to members of Inspection Commission material remuneration and (or) compensations ;

20) decision-making about payment to members of Directors' Board material remuneration and (or) compensations ;

21) decision of other questions, specified by the Federal Law "About Joint Stock Companies"

10.3. Issuers which are within the competence of the general meeting of

shareholders can not be delegated for solution to Directors' Board, Administrative Board or Director General of the Company .

Article 15. Company's Board of Directors

15.1 Company's Board of Directors conducts general management of the Company's activity, with the exception of matters within competence of the General meeting of the shareholders, in accordance with the Federal Law "About Joint Stock Companies" and this Charter.

Competence of the Company's Board of Directors covers the following matters:

1) determination of priority guidelines in the Company's activity;

2) convocation of annual and extraordinary General meeting of the Company's shareholders, with the exception of events, envisaged by clause 14.8, art.14 of this Charters, as well as declaring of date of new General meeting of the shareholders, to be held instead of abandoned one owing to quorum absence;

3) approval of the agenda for the General meeting of the Company's shareholders;

4) election of the Secretary of the General meeting of the shareholders;

5) Determination of draw up date of the list of Company's persons, entitled to participate in the General meeting of the shareholders, and other matters related to preparation and holding of the General meeting of the Company's shareholders;

6) presenting of issues, envisaged by sub-clauses 2,5,7,8,12-19, clause 10.2, art. 10 of this Charter, for decision of the General meeting of the Company's shareholders;

7) Placing of shares and other issue securities by the Company, with the exception of events, determined by the Federal Law "About Joint Stock Companies"
and this Charter;

8) approval of decision on issue of securities, issue of securities prospectus, and issue of securities report, as well as approval of securities issuer quarterly reports and Company's shares purchase reports;

9) appraisal (pecuniary valuation) of the property, value of issue securities placement and repurchase in the events, envisaged by the Federal Law "About Joint Stock Companies" , and during settlement of the matters mentioned in sub-clauses 21, 39, clause 15.1 of this Charter;

10) purchase of shares, bonds, and other issue securities, placed by the Company, in the events, envisaged by the Federal Law "About Joint Stock Companies";

11) alienation (selling) of the Company's shares, obtained by the Company as a result of their purchase or redemption from the Company's shareholders;

12) election of the Company's Director General and pre-term revoke of his (her)

authorities;

13) Administrative Board members election, pre-term revoke of their authorities, and determination of remuneration and compensation for them;

14) recommendations for the General meeting of the Company's shareholders on amount of remuneration and compensation, paid to Company's Auditing committee members, and determination of remuneration for Auditor's services;

15) recommendations on amount of share dividend amount and payment order;

16) approval of internal Company's regulations concerning order of Company's funds set up and use;

17) decision on use of Company's funds; approval of account evaluation for special funds use, analyzing results of special funds use;

18) approval of internal Company's regulations, with the exception of internal regulations to be approved by General meeting of the shareholders, as well as other internal regulations, that should be approved by Company's executive bodies;

19) approval of annual (quarterly) business plan, Company's budget, and report of business plan and Company's budget execution;

20) establishment of affiliated branches and representative offices of the Company and liquidation thereof;

21) taking a decision on Company's participation in other organizations (including coordination of constitutive documents), change of participation share (number of shares, share and portion size), and termination of the Company's participation in other organizations;

22) policy forming and decisions concerning receiving and issue of loans, warranties, pawns, signing credit agreements, contracts of debt and lien by the Company;

23) major transactions approval, when envisaged by the Federal Law "About Joint Stock Companies", chapter X;

24) transactions approval, when envisaged by the Federal Law "About Joint Stock Companies" , chapter XI;

25) approval of Company's Registrar appointment, provisions of contract with Registrar, as well as contract cancellation;

26) election of Chairman of Board of Directors and pre-term revoke of his (her) authorities;

27) election of Deputy Chairman of Board of Directors and pre-term revoke of his (her) authorities;

28) election of Secretary of Board of Directors and pre-term revoke of his (her) authorities;

29) assume of obligations by the Company regarding bill of exchange (decisions on issue of promissory note or transfer note by the Company);

30) changes in general structure of the Company's executive bodies;

31) coordination of candidates for certain positions in the Company's executive bodies, determined by the Board of Directors;

32) decision on suspension of management organization (manager) authorities;

33) decision on appointment of acting Company's Director General in the events, envisaged by clauses 19.11, 19.12 of this Charter;

34) bringing of Company's Director General and Administrative Board members to disciplinary responsibility and their reward, in accordance with labor legislation of the Russian Federation;

35) considering of Director General reports on the Company's activity (including fulfillment of his (her) administrative duty), and on execution of General meeting of the shareholders and Company's Board of Directors decisions;

36) approval of procedure of the Company's interaction with organizations with Company's participation;

37) forming of the Company's (Company's representatives) position on the following agenda issues of general meetings of the shareholders and sittings of boards of directors of subsidiaries and dependant economical communities (including voting by agenda issues): corresponding economical community liquidation, economical community reorganization, determination of numerical composition of community's board of directors, nominating and election of its members, pre-term revoke of their authorities, determination of limiting declared shares size, community's charter capital increasing by means of shares nominal value augmentation, or additional shares placing, splitting or consolidation of the economical communities' shares, major transactions performing, determination of agenda for general meeting of the shareholders (participants), decisions on community's participation in other organizations;

38) forming of the Company's (Company's representatives) position on the following agenda issues of general meetings of the shareholders and sittings of boards of directors of subsidiaries and dependant economical communities (including voting by agenda issues): change or amend to constitutive documents of the organization, decision on change of participation share and termination of the community's participation in other organizations;

39) preliminary approval of decisions on transactions concerning Company's non-negotiable instruments, in the amount 10 to 25 percent of these instruments balance value by date of such decision, and also concerning shares or parts in subsidiaries and dependant economical communities in the amount more than 10 percent of their charter capitals;

40) appointment of the Company's representatives for participation in supreme managerial bodies of the organizations, of any organizational and legal form, in which the Company takes part;

41) nomination of candidates for sole executive authority of the organizations, of any organizational and legal form, in which the Company takes part;

42) determination of the Company's insurance protection policy, including approval of the Company's Insurer;

43) approval of the candidate for independent appraiser(s) for evaluation of shares, property, and other Company's assets value in the events, envisaged by the Federal Law "About Joint Stock Companies" and this Charter;

44) other matters, that are in competence of the Board of Directors, according to the Federal Law "About Joint Stock Companies" and this Charter.

15.2 The matters within competence of the Board of Directors may not be transferred to Director General or Company's Administrative Board.

Article 20. Administrative Board of the Company

20.1 Administrative Board of the Company acts on the basis of this Charter, as well as Regulations for Administrative Board, that is approved by the General meeting of the shareholders. These Regulations determine terms and procedure for convocation and holding of the sittings, as well as procedure of decision-making.

20.2 Competence of the Administrative Board covers the following matters:

-decisions on matters within competence of supreme managerial bodies of economical communities, 100 (one hundred) percent of charter capital of which belongs to the Company (taking into consideration sub-clauses 37, 38, art. 15.1 of this Articles);

-preparation of financial and economical activity reports concerning economical communities, 100 (one hundred) percent of charter capital of which belongs to the Company, and presenting them to the Board of Directors for consideration;

-development of perspective programs for main directions of the Company's activity, and presenting them to the Board of Directors for consideration;

-approval of internal Company's regulations determining form, structure and content of the Company's annual report;

-preparation of annual (quarterly) business plan, Company's budget, and annual (quarterly) report of business plan and Company's budget execution;

-preparation of report concerning Company's financial and economical activity and execution of decisions of the General meeting of the shareholders and Board of Directors;

-approval of plans and measures for training and professional development of the Company's employees;

-establishing of social benefits and guarantees for the Company's employees;

-decisions on transactions concerning property, work, or services of value in the amount 1 to 25 percent of the Company's assets balance value, by date of such decision (with the exception of events, envisaged in sub-clause 39, clause 15.1 of this Charter);

-considering of Company's Deputies Director General and Heads of Company's departments reports on execution of approved plans, programs, guidelines, as well as considering of reports, documents and other information concerning activity of the Company and its subsidiaries and dependant societies;

-other matters related to the Company's day-to-day activity management, in accordance with decisions of the General meeting of the shareholders, Company's Board of Directors, as well as issues presented by Company's Director General for consideration of the Administrative Board.

20.3 Administrative Board members are elected by the Company's Board of Directors in number of 10 (ten) persons, by proposal of Company's Director General.

Should Company's Board of Directors rejects candidates for the Administrative Board members, proposed by Company's Director General, the Company's Board of Directors has the right to elect candidates, proposed by Company's Board of Directors member(s), as members of the Administrative Board.

Article 21. Director General of the Company

21.1 Director General manages Company's day-to-day activity in accordance with decisions of the General meeting of the shareholders, Company's Board of Directors and Managerial Board, that are taken within their competence.

21.2 Competence of Company's Director General covers all matters of the Company's day-to-day activity management, with the exception of matters within competence of the General meeting of the shareholders, Company's Board of Directors and Administrative Board.

21.3 Company's Director General acts on behalf of the Company without power of attorney, taking into consideration restrictions imposed by the legislation in force, this Charter and decisions of the Company's Board of Directors. He (she):

-provides execution of the Company's activity plans, required for achievement of its goals;

-organizes book-keeping and accounting in the Company;

-manages Company's property, concludes transactions on behalf of the Company, issues powers of attorney, opens Company's settlement accounts and other accounts in banks, other lending agencies (and career participants of equity market, in events, envisaged by law);

-issues orders, approves (accepts) instructions, local regulations, and other internal documents of the Company on issues of his (her) competence; gives directives, obligatory for all Company's employees;

-approves Statutes on affiliated branches and representative offices of the Company;

-approves general structure of the Company's executive mechanism;

-approves staff list and official salary for the Company's employees, according to general structure of the Company's executive mechanism;

-exercise rights and duties of employer in respect of the Company's employees, envisaged by labor legislation;

-functions as Chairman of the Company's Administrative Board;

-distributes duties among Deputies Director General;

-presents financial and economical activity reports concerning subsidiaries and dependant societies, shares (parts) of which belongs to the Company, to the Board of Directors for consideration, along with information on other organizations with participation of the Company, with the exception of events, envisaged by sub-clause 2), clause 20.2 of this Articles;

- presents annual report, accounting report, Company's profit and loss report, Company's profit and loss distribution to the Board of Directors for consideration, not later than 45 (forty five) days prior to date of the annual General meeting of the Company's shareholders;

-settles other matters concerning the Company's day-to-day activity, with the exception of matters within competence of the General meeting of the shareholders, Company's Board of Directors and Administrative Board.

21.4 Director General is elected by the Company's Board of Directors, by a majority vote from the Company's Board of Directors members, taking part in the sitting.

Nomination of candidates for position of Company's Director General to be elected by the Company's Board of Directors, is performed in order determined by Company's Board of Directors activity regulations.

5.2. Information about persons, forming the authorities of the issuer

Membership of Directors' Board :

Chairman of Directors' Board : ***Burnashev Dmitry Alexandrovich***

Members of Directors' Board :
*1. **Burnashev Dmitry Alexandrovich** ,*
Birth date: *1964*
Education : **higher**

Share in authorized capital: ***no share***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : *1998 – 2001* Organization : *JSC "Orelenergo"*
Scope of activity: *power engineering*
Post : *Deputy Director General*

Period: ***2001 – current time*** Organization : ***JSC RAO "UES of Russia"***
Scope of activity: ***power engineering***
Post : ***Deputy head, head of Department for economics of holding and associated companies JSC RAO UESR***

2. Kushnarev Fedor Andreevich ,
Birth date: ***1944***
Education : **higher**

Share in authorized capital: ***0%***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1994 – current time*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Director General***

3. Kostenko Vladimir Ivanoch,
Birth date: ***1955***
Education : **higher**

Share in authorized capital: ***no share***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1997 – 2000*** Organization : ***JSC RAO "UES of Russia"***
Scope of activity: ***power engineering***
Post : ***Deputy head of Department for work with regions , joint stock companies***

Period : ***2000 – 2001*** Organization : ***JSC RAO "UES of Russia"***
Scope of activity: ***power engineering***
Post : ***Head of Department for work with regions , joint stock companies***

Period: ***2001 – 2003*** Organization : ***JSC RAO "UES of Russia"***
Scope of activity: ***power engineering***
Post : ***Head of Department for on-line inspection and activity coordination of subsidiary and dependent energy companies JSC RAO UESR***

Period: ***2003 - current time*** Organization : ***JSC RAO "UES of Russia"***
Scope of activity: ***power engineering***
Post : ***Head of Department for operational management***

4. Slobodin Michail Yurjevich ,
Birth date : ***1972***
Education : **higher**
Share in authorized capital: ***no share***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : *1999 - 2000* Organization : *JSC "NTMK" "Nizhnetagilsky MC"*
Scope of activity: *metallurgy industry*
Post : *Deputy Director General of economics and finance*

Period : *2000 – 2001* Organization : *CC "Renova" Moscow*
Scope of activity : *Consulting*
Post : *Director of Regional Development Department*

Period : *2001 – 2002* Organization : *JSC "Irkutskenergo"*
Scope of activity: *power engineering*
Post : *Financial Director , 1st Deputy Director General of economics and finance*

Period : *2002 – current time* Organization : *JSC "Tumenskaya Neftyanaya Company - Management"*
Scope of activity : *petroleum production*
Post : *Director of Department of power engineering development*

Period : *2003 – current time* Organization : *CC "Complex Energy Systems"- Moscow*
Scope of activity : *power engineering*
Post : *Director General (pluralistically)*

5. Visokov Vasily Vasiljevich ,
Birth date: *1955*
Education : higher
Share in authorized capital: *no share*
Shares in associated / dependent companies of issuer : *no share*

Position for the last 5 years :
Period : *1999 - 2002* Organization : *JSC "Souz-Tzentr"*
Scope of activity: *investment*
Post : *Head of Directors' Board*

Period : *2002 –current time* Organization : *JSC CB "Tzentr -Invest"*
Scope of activity: *bank activity*
Post : *Chairman of Directors' Board*

6. Nikitin Danil Nikolaevich,
Birth date: *1972*
Education : higher
Share in authorized capital: *no share*
Shares in associated / dependent companies of issuer : *no share*

Position for the last 5 years :
Period : *1999 – 2000* Organization : *JSC RAO "UES of Russia"*
Scope of activity: *power engineering*
Post : *Deputy head of Department of corporate politics*

Position for the last 5 years :

Period : ***2000 - current time*** Organization : ***JSC RAO "UES of Russia"***
Scope of activity: ***power engineering***
Post : ***the 1st Deputy head of Department of corporate politics***

7. Glutshenko Alexey Dmitrievich ,
Birth date: ***1974***
Education : **higher**

Share in authorized capital: ***no share***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1996- 2002*** Organization : ***JSC "Irkutskenergo"***
Scope of activity: ***power engineering***
Post : ***Head of Department for budgeting and reporting***

Period : ***2002- current time*** Organization : ***CC "Complex Energy Systems"- Moscow***
Scope of activity: ***power engineering***
Post : ***Deputy Director General***

8. Nazarov Sergey Makarovich,
Birth date: ***1961***
Education : **higher**

Share in authorized capital: ***no share***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1998- current time*** Organization : ***Administration of Rostov Region***
Scope of activity: ***public administration***
Post : ***Deputy Head of Rostov Regional Administration***

9. Panov Petr Alexandrovich,
Birth date: ***1951***
Education : **higher**

Share in authorized capital: ***no share***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1998 – 2000*** Organization : ***RAO "UES of Russia"***
Scope of activity: ***power engineering***
Post : ***The main expert of secretariat of managerial Board RAO UESR Chairman***

Period : ***2000- current time*** Organization : ***RAO "UES of Russia"***
Scope of activity: ***power engineering***
Post : ***The first deputy of Department - secretariat of managerial Board RAO UESR Chairman***

10.Kolesnikov Anton Sergeevich,
Birth date: *1980*
Education : higher

Share in authorized capital: ***no share***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : 2003 – *current time* Organization : ***RAO "UES of Russia"***
Scope of activity: *power engineering*
Post : ***Project manager of the Center for reorganization projects***

Membership of Administrative Board:

1. *Kushnarev Fedor Andreevich ,*
Birth date: *1944*
Education : higher

Share in authorized capital: *0%*
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : *1994 – current time* Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : *Director General*
Tel: **(8632) 38-53-59**
Fax: **(8632) 38-53-66, 38-51-66**

Period: *1999 – current time* Organization : ***JSC "Gasenergo"***
Scope of activity: ***power engineering***
Post : ***Member of Directors' Board***

Period: *2000 — current time* Organization : ***JSC "CB Tzentr-Invest"***
Scope of activity: ***bank activity***
Post : ***Member of Directors' Board***

2. *Vershinin Leonid Borisovich,*
Birth date: *1948*
Education : higher

Share in authorized capital: *0%*
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : *1998 – 2000* Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Deputy Director General - Chief engineer***

Period : ***2000 – 2003*** Organization : ***Subsidiary JSC "Rostovenergo" – RTPP-2***
Scope of activity: ***power engineering***
Post : ***Chief engineer***

Period : ***2003- current time*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Deputy Director General - Chief engineer***

3. ***Belousov Alexander Gennadjevich,***
Birth date: ***1951***
Education : higher

Share in authorized capital: ***0%***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1998 – 2001*** Organization : ***JSC "Rostovenergo" Southern Electrical Networks***
Scope of activity: ***power engineering***
Post : ***Chief engineer, Director***

Period : ***2001 - current time*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Deputy Director General***

4. ***Tolmachev Yury Grigorjevich ,***
Birth date: ***1937***
Education : higher

Share in authorized capital: ***0%***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1994 – 2003*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Head economic planning department***

Period : ***2003- current time*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Deputy Director General***

5.Larkova Larisa Nikolaevna,
Birth date: ***1961***
Education : higher

Share in authorized capital: ***0%***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1992 – 2002*** Organization : ***JSC "Rostovenergo"***

Scope of activity: ***power engineering***
Post : ***Deputy chief accountant***

Period : ***2002 – 2003*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***acting chief accountant***

Period : ***2003– current time*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Chief accountant***
Tel. : **(8632) 38-53-58**
Fax : **(8632) 38-53-66, 38-51-66**

5. Fedorov Nikolay Vladimirovich,
Birth date: ***1960***
Education : **higher**

Share in authorized capital: ***0%***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1998 – 2003*** Organization : ***JSC "Rostovenergo" South- Eastern Electrical Networks***
Scope of activity: ***power engineering***
Post : ***Director***

Period : ***2003 - current time*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Deputy Director General***

7.Mikhailovsky Vladimir Vladimirovich ,
Birth date: ***1944***
Education : **higher**

Share in authorized capital: ***0%***
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : ***1994 –2003*** Organization : ***JSC "Rostovenergo" Rostovenergonaladka***
Scope of activity: ***power engineering***
Post : ***Director***

Period : ***2003- current time*** Organization : ***JSC "Rostovenergo" RTPP-2***
Scope of activity: ***power engineering***
Post : ***Director***

8. Zdorovezt Vladimir Viktorovich ,
Birth date: ***1959***
Education : **higher**

Share in authorized capital: *0%*
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : *1992 – 2003* Organization : ***JSC "Rostovenergo" Agricultural Farm "Sokolovskoe"***
Scope of activity: ***agriculture***
Post : *Director*

Position for the last 5 years :
Period : ***2004 - current time***
Organization : ***JSC Agricultural Farm "Sokolovskoe"***
Scope of activity: ***agriculture***
Post : *Director*

9. Golubchik Sergey Valeryevich,
Birth date: *1972*
Education : **higher**

Share in authorized capital: *0%*
Shares in associated / dependent companies of issuer : ***no share***

Position for the last 5 years :
Period : *1997 – 2000* Organization : ***JSC "Rostovenergo" Rostovenergospetzremont***
Scope of activity: ***power engineering***
Post : ***Jurisconsult***

Period : ***2000 -2004*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Deputy head of centralized juridical department***

Period : ***2004 - current time*** Organization : ***JSC "Rostovenergo"***
Scope of activity: ***power engineering***
Post : ***Head of centralized juridical department***

Person, acting as sole executive board of issuer : Kushnarev Fedor Andreevich

All members of Directors' Board, Administrative Board and Inspection Commission don't relate each other.

5.3. Information about amount of remuneration, preferences and /or refund of charges according to every authority of issuer (data for 9 months)

Burnashev D.A. – 28565 rubles.
Kostenko V.I. – 47765 rubles .
Slobodin M.Y. – 47765 rubles .
Visokov V.V. – 47765 rubles .
Nikitin D.N. – 71647 rubles .
Glutshenko A. D. - 47765 rubles .
Kolesnikov A.S. – 47765 rubles .

Panov P.A. – 38165 rubles .
Nazarov S.M. – 0 rubles .

5.4. Information about structure and competence of control bodies of financial and economic activity of issuer

Internal control of financial and economic activity of JSC "Rostovenergo" is fulfilled by the group of internal audit (GIA). Term of work of this department is not limited. GIA includes a head and two experts in accounting and taxation.
The main functions of this department are : validity check of accounting and reports , correspondence of financial and economic operations to normative documents and accounting policy of JSC "Rostovenergo" , accuracy of taxation and tax legislation compliance , preservation of cash assets , stocks of materials and capital equipment.

5.5. Information about members of control bodies of financial and economic activity of issuer

Membership of Inspection Commission :

1. **Smolnikov Alexander Sergeevich – Head of Department for providing of projects realization CC " Complex Energy Systems"**
   There are no ordinary shares of issuer in possession of this person.
2. **Block Andrey Yurjevich - Auditor of JSC "Rostovenergo"**
   There are no ordinary shares of issuer in possession of this person
3. **Sidorov Sergey Borisovich – Head of Department for Financial Audit of RAO UESR.**
   There are no ordinary shares of issuer in possession of this person .
4. **Dronov Sergey Viktorovich – Advisor for work of inspection commissions of Fund "Institute of Professional Directors"**
   There are no ordinary shares of issuer in possession of this person .
5. **Knestyapina Yulia Borisovna – Chief expert of Corporate Policy Department RAO UESR.**
   There are no ordinary shares of issuer in possession of this person .

Members of control bodies of financial and economic activity of issuer , members of Directors' Board, Administrative Board and person executing functions of sole executive body are not related each other.

5.6. Information about amount of remuneration, preferences and /or refund of charges according to members of control body of financial and economic activity of issuer

Smolnikov Alexander Sergeevich – 0 rubles.
Block Andrey Yurjevich – 0 rubles.
Sidorov Sergey Borisovich – 0 rubles.
Dronov Sergey Viktorovich – 0 rubles
Knestyapina Yulia Borisovna –0 rubles

5.7. Information about number and generalized data about education of issuer's employees and changes in number of issuer' s employees.

Index	1999	2000	2001	2002	2003	The 4th quarter 2004

Payroll of employees , persons	16103	15603	14897	13979	13165	8943
Volume of cash resources for remuneration of labor, thous. rubles	431654	478418	633755	839115	985403	F-IV of balance sheet is not executed in the 4th quarter
Volume of cash resources for social maintenance , thous. rubles	147940	204441	139034	310917	354745	F-IV of balance sheet is not executed in the 4th quarter
Total volume of expended cash resources, thous. rubles	769397	15356559	19357825	26077426	30885128	F-IV of balance sheet is not executed in the 4th quarter

Name of index	1999	2000	2001	2002	2003	The 4th quarter 2004
Employees younger than 25 years old , %	19,5	19,8	17,6	15,9	15,6	16,3
Employees from 25 to 35 years old, %	20,3	20,5	26,1	28,0	30,0	12,3
Employees from 35 to 55 years old, %	39,6	38,1	32,3	30,0	29,1	64,6
Employees older than 55 years old , %	20,6	21,6	24,0	26,1	25,3	6,8
Total : Including						
Persons with secondary education and/or complete general education, %	42,4	40,5	41,1	40,3	34,5	30,9
With primary and/or secondary professional education, %	34,0	34,4	32,7	33,4	35,3	35,8
With higher professional education ,%	23,58	25,09	26,19	26,28	30,18	33,28
With after-college professional education,%	0,01	0,01	0,01	0,02	0,02	0,02

5.8. Information about any issuers liabilities to employees , regarding their opportunity to participate in authorized capital stock of issuer.

The issuer has no option for the reporting date.

VI. Information about participants (shareholders) of issuer and transactions in which the issuer was interested.

6.1. Information about total number of shareholders of issuer

Total number of shareholders of issuer : *5 103,*
including :
Juridical persons – **59,**
among the m :
nominal holders - *17.*

6.2. Information about participants (shareholders) of issuer , which possess not less than 5 % of its authorized capital stock or not less than 5% of its ordinary shares , as well as information about participants (shareholders) of such persons , possessing not less than 20 % of authorized capital stock or not less than 20 % of their ordinary shares.

Name : LC ***"Central Moscow Depositary" (nominal holder of RAO " UES of Russia")***
Location : ***Moscow***
Mailing address : ***22 Olchovskaya str. 107066 Moscow***
Share in authorized capital stock : ***48.45 % (nominal holder)***
Shareholders (participants), possessing not less than 25 % of authorized capital stock (participant) of issuer : there are no such persons

Name : *ING Depositary \"ING Bank (Eurasia)(CC)"*
Location : ***31 Krasnaya Presnya 123022 Moscow***
Mailing address : ***31 Krasnaya Presnya 123022 Moscow***
Share in authorized capital stock : ***30.31 % (nominal holder)***
Shareholders (participants), possessing not less than 25 % of authorized capital stock (participant) of issuer: there are no such persons.

Name : *CC "Depositary – Clearing Company "*
Location : 1*3 The 1st* ***Tverskaya-Yamskaya 125047 Moscow***
Mailing address : ***b.4, 14/2 Staraya Basmannaya str. 103064, Moscow***
Share in authorized capital stock **:** ***7.54 % (nominal holder)***
Shareholders (participants), possessing not less than 25 % of authorized capital stock (participant) of issuer: there are no such persons.

6.3. Information about share of the State or municipal unit in authorized capital stock of issuer , availability of special right ("golden share")

Share of authorized capital stock , which is in state (municipal) ownership :
There is no such share
Holding of shares, fixed in state (municipal) ownership :
There is no such share
Availability of special right for participation of RF, subjects of RF, municipal units in management of issuer ("golden share"):
is not provided.

6.4. Information about restrictions for participation in authorized capital stock of issuer

There are no restrictions for participation in authorized capital stock.

6.5. Information about changes in membership and participation amount of shareholders (participants) of issuer , possessing not less than 5 % of its authorized capital stock (share fund) or not less than 5% of its ordinary shares

As of 13.03.00 : A list of persons which has right to take part in general meeting of shareholders (participants) of issuer for 1999

Name : *LC "Central Moscow Depositary" (nominal holder of RAO "UES of Russia")*
Share in ACS : *48.43 %*

Name : *CC "Branswick Warburg Nominis "*
Share in ACS : *10.33 %*

Name : *AOZT "ABN AMRO Bank"*
Share in ACS : *7.53 %*

As of 02.05.01 : A list of persons which has right to take part in general meeting of shareholders (participants) of issuer for 2000

Name : *LC "Central Moscow Depositary" (nominal holder of RAO "UES of Russia")*
Share in ACS : *48.43 %*

Name *: ING Bank (Eurasia)*
Share in ACS : *10.46 %*

Name : *CC "Branswick Warburg Nominis "*
Share in ACS : *8.94 %*

Name : *CC "Depositary – clearing Company"*
Share in ACS : *7.13 %*

As of 17.04.02 : A list of persons which has right to take part in general meeting of shareholders (participants) of issuer for 2001

Name : *LC "Central Moscow Depositary" (nominal holder of RAO "UES of Russia")*
Share in ACS : *48.45 % (nominal holder)*

Name *: ING Bank (Eurasia)*
Share in ACS : *12.02 % (nominal holder)*

Name : *CC "Branswick Warburg Nominis "*
Share in ACS : *7.95 % (nominal holder)*

Name : *CC "Depositary – clearing Company"*
Share in ACS : *7.07 % (nominal holder)*

As of 23.04.03 : A list of persons which has right to take part in general meeting of shareholders (participants) of issuer for 2002

Name : *LC "Central Moscow Depositary" (nominal holder of RAO "UES of Russia")*
Share in ACS : *48.45 %*

Name : *ING Depositary \"ING Bank (Eurasia)(CC)"*
Share in ACS : *20.68 %*

As of 09.04.04 : A list of persons which has right to take part in general meeting of shareholders (participants) of issuer for 2003 :

Name : *LC "Central Moscow Depositary" (nominal holder of RAO "UES of Russia")*
Share in ACS : *48.45 %*

Name : *ING Depositary \"ING Bank (Eurasia)(CC)"*
Share in ACS : *29.55 %*

As of 20.09.04 : A list of persons which has right to take part in general meetings of shareholders (participants) of detached companies :

Name : *LC "Central Moscow Depositary" (nominal holder of RAO "UES of Russia")*
Share in ACS : *48.43 %*

Name : *ING Depositary \"ING Bank (Eurasia)(CC)"*
Share in ACS : *29.46 %*

Name : *CC "Depositary – clearing Company"*
Share in ACS : *7.54 %*

As of 13.11.04 : A list of persons which has right to take part in the general meeting of shareholders (participants) of issuer for 2003 :

Name : *LC "Central Moscow Depositary" (nominal holder of RAO "UES of Russia")*
Share in ACS : *48.43 %*

Name : *ING Depositary \"ING Bank (Eurasia)(CC)"*
Share in ACS : *29.46 %*

Name : *CC "Depositary – clearing Company"*
Share in ACS : *7.73 %*

6.6. Information about transactions in which issuer was interested

There were no transactions in which issuer was interested

6.7. Information about accounts receivable

In the reporting period this information is not provided.

VII. Accounting report of issuer and other financial information

7.1. Annual accounting report of issuer

In the reporting period this information is not provided.

7.2. Quarterly accounting report of issuer for the last finished reporting quarter

In the reporting period this information is not provided.

7.3. Consolidated accounting report of issuer for three last finished financial years or for each finished financial year

In the reporting period this information is not provided.

7.4. Information about total sum of export and about export share in total amount of sales.

There is no export production

7.5. Information about substantial changes in issuer's property constitution, which took place after the expiry date of the last finished financial year.

There were no substantial changes in property constitution for the reporting date.

7.6. Information about issuer's participation in legal processes in case if such participation can substantially effect the financial and economic activity of issuer.

There were no issuer's participation in legal processes in case if such participation can substantially effect the financial and economic activity of issuer.

VIII. Additional information about issuer and emissive stocks floatation

8.1. Additional information about issuer

8.1.1. Information about amount, structure of issuer's authorized capital stock (issuer's share)

Amount of authorized capital stock (rubles.): *4 054 501 932*

Division of authorized capital stock according to categories of shares :

Ordinary shares :

Total amount (rubles): *3 128 764 676*

Share in authorized capital stock: *77.16767 %*

Preference shares :

Total amount (rubles): *925 737 256*

Share in authorized capital stock : ***22.83233 %***

Nominal value : *1.0* ruble

Part of shares of JSC "Rostovenergo" in the form of depositary receipts is circulating abroad.

Name of Depositary Bank	*% of shares from the authorized capital stock of JSC "Rostovenergo"*	*% of shares from the ordinary shares of JSC "Rostovenergo"*	*% of shares from the preference shares of JSC "Rostovenergo"*
The Bank of New York	*7,54*	*2,57*	*24,3*

Number of ordinary shares per depositary receipt = 100
Number of preference shares per depositary receipt = 100

Foreign issuer, securities of which certify rights in point of shares of JSC "Rostovenergo" (name and location): The Bank of New York, 1 wall street, New York, 10286.

8.1.2. Information about changes in amount of issuer's authorized capital stock (issuer's share)

During the last 5 finished financial years, before the expiry date of reporting period , as well as during reporting period there were no changes in amount of authorized capital stock (issuer's share).

8.1.3. Information about forming and usage of reserve fund and other funds of issuer

The reserve fund is not formed.

8.1.4. Information about convocation procedure and conducting of meeting - supreme managerial body of the issuer.

Name of the supreme managerial body of the issuer – **General meeting of shareholders.**
Procedure of shareholders notification on the convocation of the General meeting of shareholders:

Notification on the convocation of the General meeting of shareholders is forwarded (or handed over) to every person from the list of ones, entitled to participate the General meeting of shareholders, along with voting papers, and is published by the Company in the newspaper "Molot", not later than 20 (twenty) days (and notification on the General meeting of shareholders with agenda containing issue of the Company's reorganization - not later than 30 (thirty) days) prior to date of holding.

Should nominal shareholder is a person registered in the Company's shareholders registry, notification on the convocation of the General meeting of shareholders is forwarded to the address of the nominal shareholder, unless there is other postal address for sending of notifications on the convocation of the General meeting of shareholders in the list of persons, entitled to participate the General meeting of shareholders.

Persons, who has the right to convoke (to demand convocation) of extraordinary general meeting , as well as the procedure of sending (presentation) of such demands :

Extraordinary General meeting of the Company's shareholders is held by decision of the Company's Board of Directors, on basis of their own initiative, demand of the Company's Auditing committee, Company's Auditor, or shareholder(s), possessing at least 10 (ten) percent of voting Company's shares by date of

Convocation of the extraordinary General meeting of the shareholders, held by demand of the Company's Auditing committee/ Company's Auditor, or shareholder(s), possessing at least 10 (ten) percent of voting Company's shares is performed by the Company's Board of Directors. That General meeting of the shareholders should be held within 40 (forty) days after introducing of demand to convoke extraordinary General meeting of the Company's shareholders, with the exception of event, envisaged below.

When suggested agenda of the extraordinary General meeting of the shareholders

contains issue concerning Company's Board of Directors or Company's Auditing committee members election:

General meeting of the shareholders should be held within 70 (seventy) days after introducing of demand to convoke extraordinary General meeting of the shareholders.

Company's shareholder(s) possessing in aggregate at least 2 percent of voting Company's shares, has (have) the right to nominate candidates for members of the Company's Board of Directors or Company's Auditing committee; number of candidates should not exceed number of members of corresponding Company's body.

These proposals should be presented to the Company not later than 30 (thirty) days prior to holding date of the extraordinary General meeting of the shareholders. Company's Board of Directors is obliged to consider the introduced proposals and take a decision on putting of these to the agenda of the extraordinary General meeting of the shareholders, or refusal for putting to above agenda, not later than 5 (five) days after expiry of term

The procedure of appointing the date of general meeting of shareholders : **Annual General meeting of Company's shareholders is held not earlier than two months and not later than six months after expiry of the Company's fiscal year.**

Persons, who has the right to submit proposals to the agenda of the General meeting of shareholders and procedure of such proposals submitting :

Shareholder(s) possessing in aggregate at least 2 (two) percent of voting Company's shares, has (have) right to introduce, within 60 (sixty) days after expiry of fiscal year, issues for the agenda of the annual General meeting of shareholders and nominate candidates for the Company's Board of Directors and Company's Auditing committee; number of candidates should not exceed number of members of these bodies.

Persons , entitled to become acquainted with the information (data), available for preparation and conducting of general meeting and the procedure of acquaintance :

Information (materials) concerning the agenda of the General meeting of shareholders should be available for the persons, entitled to participate the General meeting of the shareholders, at the location of the Company's executive body and other places, addresses of those are given in the notification on the convocation of the General meeting of shareholders, within following periods of time: 20 (twenty) days, and in the event of the General meeting of shareholders with agenda containing issue of the Company's reorganization - 30 (thirty) days prior to holding date of the General meeting of shareholders. Above information (materials) should be available during the meeting for the persons participating the General meeting of the shareholders.

Procedure of inspection by persons, entitled to participate the General meeting of the shareholders, of the information (materials) concerning the agenda of the General meeting of shareholders, and such information (materials) list are determined by decision of the Company's Board of Directors.

8.1.5. Information about commercial organizations in which the issuer possess not less than 5 % of authorized capital stock or not less than 5% of ordinary shares

Full and short trade name , location: JSC *Markinskoye, Agricultural, Markinskaya stanitsa, Tsimlyanskiy district, Rostov region, 347310*

Issuer's share in authorized capital stock: **100 %.**

Share of voting stocks : **100%.**

Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

Fedorov N.V., doesn't possess stocks of the company, head of DB,
Lupinos V.M., doesn't possess stocks of the company,
Korolev S.V., doesn't possess stocks of the company,

Tregubov A.N., doesn't possess stocks of the company ,
Orlov A.K. , doesn't possess stocks of the company.

Personal staff of collective executive body (managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Chief executive - Lupinos V.M., doesn't possess stocks of the company.**

Full and short trade name , location: ***Grechko, Agricultural farm, 21, Teatralnaya st., Kuybyshevo, Kuybyshevskiy district, 346826 Rostov region***

Issuer's share in authorized capital stock: **100 %.**

Share of voting stocks : **100%.**

Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

Tolmachov Y.G., doesn't possess stocks of the company, head of DB,
Tsiba P.M., doesn't possess stocks of the company,
Gamova L. D., doesn't possess stocks of the company,
Cheryarin A.V., doesn't possess stocks of the company ,
Yaroshevich V.A. , doesn't possess stocks of the company.

Personal staff of collective executive body (managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Chief executive - Tsiba P.M., doesn't possess stocks of the company.**

Full and short trade name , location: ***Sokolovskoye, Agricultural farm, Staraya Sokolovka settlement, Novoshakhtinsk, Rostov region***

Issuer's share in authorized capital stock: **100 %.**

Share of voting stocks : **100%.**

Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

Belousov A.N., doesn't possess stocks of the company, head of DB,
Zdorovets V.V., doesn't possess stocks of the company,
Kamisheva A.N., doesn't possess stocks of the company,
Zhitskaya Y.V., doesn't possess stocks of the company ,
Orlov A.K. , doesn't possess stocks of the company.

Personal staff of collective executive body (managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Chief executive - Zdorovets V.V., doesn't possess stocks of the company**

Full and short trade name , location: ***Luchezarniy, Resort hotel , Loo-108, Sochi, Krasnodarskiy territory, 354808***

Issuer's share in authorized capital stock: **100 %.**

Share of voting stocks : **100%.**

Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

Belousov A.N., doesn't possess stocks of the company, head of DB,
Kochkanyan A.A. , doesn't possess stocks of the company,
Triger V.D., doesn't possess stocks of the company,
Cheryarin A.V., doesn't possess stocks of the company ,
Orlov A.K. , doesn't possess stocks of the company.

Personal staff of collective executive body (managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Chief executive - Kochkanyan A.A. , doesn't possess stocks of the company.**

Full and short trade name , location: ***Energetik, Recreation department, Shepsi, Tuapsinskiy district, Krasnodarskiy territory, 352818***

Issuer's share in authorized capital stock: **100 %.**

Share of voting stocks : **100%.**

Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

Kovalev V.S., doesn't possess stocks of the company, head of DB,
Gorbunov A.I. , doesn't possess stocks of the company,
Singilevich L.A. , doesn't possess stocks of the company,
Anitshenko T.A., doesn't possess stocks of the company ,
Orlov A.K. , doesn't possess stocks of the company.

Personal staff of collective executive body (managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Chief executive - Gorbunov A.I. , doesn't possess stocks of the company.**

Full and short trade name , location: ***JSC "Rostovenergonaladka, Rostov plant for adjustment of equipment, development of electrical plants and networks technologies" 147, 2 Krasnodarskaya St., Rostov-on-Don, 344091***

Issuer's share in authorized capital stock: **100 %.**

Share of voting stocks : **100%.**

Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

Kushnarev K.F., doesn't possess stocks of the company, head of DB,
Saltanov Y.A. , doesn't possess stocks of the company,
Kulya V.I. , doesn't possess stocks of the company,
Bikmursin A. F. , doesn't possess stocks of the company ,
Trints A.P. , doesn't possess stocks of the company.

Personal staff of collective executive body (managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Chief executive - Saltanov Y.A. , doesn't possess stocks of the company.**

Full and short trade name , location: ***JSC " Rostovenergospetzremont, Specialized plant for repair of industrial buildings and structures", 192, Krasnoarmeyskaya St., Rostov-on-Don, 344010***

Issuer's share in authorized capital stock: **100 %.**

Share of voting stocks : **100%.**

Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

Belousov A.G., doesn't possess stocks of the company, head of DB,
Arabadgiev M.T. , doesn't possess stocks of the company,
Bochka I.S. , doesn't possess stocks of the company,
Chaburin A.A. , doesn't possess stocks of the company ,

Trints A.P., doesn't possess stocks of the company.

Personal staff of collective executive body (managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Chief executive - Arabadgiev M.T., doesn't possess stocks of the company.**

Full and short trade name , location: ***JSC Equipment Production-and-Maintenance Works, Donskoy settlement, Novocherkassk, 346415 Rostov region***

Issuer's share in authorized capital stock: **100 %.**

Share of voting stocks : **100%.**

Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

Vershinin L.B., doesn't possess stocks of the company, head of DB,
Peregudov S.Y. , doesn't possess stocks of the company,
Yanovskaya Z. S. , doesn't possess stocks of the company,
Guryanov D.L. , doesn't possess stocks of the company ,
Obraztsov A. K. , doesn't possess stocks of the company.

Personal staff of collective executive body (managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Chief executive - Peregudov S.Y. , doesn't possess stocks of the company.**

Full and short trade name , location: ***JSC "Rostovenergoavtotrans" , 10, Radiatorniy Lane, Rostov-on-Don, 344064***

Issuer's share in authorized capital stock: **100 %.**

Share of voting stocks : **100%.**

Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

Fedorov N.V. , doesn't possess stocks of the company, head of DB,
Makarov A.F. , doesn't possess stocks of the company,
Shatskaya V.I. , doesn't possess stocks of the company,
Andreykin S.S. , doesn't possess stocks of the company ,
Khalmeev T.K., doesn't possess stocks of the company.

Personal staff of collective executive body (managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Chief executive - Makarov A.F. , doesn't possess stocks of the company.**

Full and short trade name , location: **JSC Rostov football club "Rostov" (JSC FT "Rostov"), 4a., 1 Konnoy Army street, Rostov-on-Don**

Issuer's share in authorized capital stock: **8,4 %.**

Share of voting stocks : **8,4%.**

Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

Savvidy I. I. , doesn't possess stocks of the company, head of DB,
Bedric A. I. , doesn't possess stocks of the company,
Belyaev N. F. , doesn't possess stocks of the company,
Vovk Elena Viktorovna, doesn't possess stocks of the company ,
Kabargin B. A. , doesn't possess stocks of the company ,

Lyashenko N. A., doesn't possess stocks of the company,
Razorenov A. A., doesn't possess stocks of the company,
Romanenko Y. F., doesn't possess stocks of the company,
Bortsov S. Y., doesn't possess stocks of the company.

Personal staff of collective executive body (managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Chief executive - Razorenov Alexander Albertovich, doesn't possess stocks of the company.**

Full and short trade name, location : JSC **"Energougol", Rostov region, Shakhty**
Issuer's share in authorized capital stock: **16,5 %.**
Share of ordinary stocks : **16,5 %.**
Share of commercial organization in issuer's authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

Molchanov S. M., doesn't possess stocks of the company - head of DB,
Razdorov A. V., doesn't possess stocks of the company,
Sorokin V. Y., doesn't possess stocks of the company,
Sokolov S. V. , doesn't possess stocks of the company,
Kuznetsov A. I., doesn't possess stocks of the company,
Starikov V. N., doesn't possess stocks of the company,
Vershinin L. B., a doesn't possess stocks of the company.

Personal staff of collective executive body (managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Chief executive - - Molchanov Sergey Mikchailovich.**

Full and short trade name, location: JSC **Commercial Bank "Tsentr – Invest" (JSC CB "Tsentr – Invest"), 62 Sokolova , Rostov-on-Don**
Issuer's share in authorized capital stock: **0,01 %.**
Share of ordinary stocks : **0,01%.**
Share of commercial organization in issuer's authorized capital stock - commercial organization : **0%.**,
Share of ordinary stocks of issuer in possession of commercial organization: **0%.**
Personal staff of directors board of commercial organization :

Visokov Vasily Vasiljevich, Head of directors' board,
Visikova Tatyana Nikolaevna,
Glazman Boris Semenovich,
Dotsenko Avenir Stepanovich,
Zolotarev Vladimir Semenovich,
Kushnarev Fedor Andreevich,
Losev Alexander Vasiljevich,
Khachaturyan Ferdinand Zulumatovich,
Cherenkov Anatoly Yakovlevich,
Shipilov Alexander Nikolaevich,
Yadlos Taras Mikhailovich.

Personal staff of collective executive body (managerial board, directorate) of commercial organization : no information.

Person, acting like sole executive body of commercial organization: **the Head of Managerial Board - Cherenkov Anatoly Yakovlevich.**

Full and short trade name , location : JSC **“Experimental TPP” , Krasny Sulin , Rostov region**

Issuer’s share in authorized capital stock: **39.6%.**

Share of ordinary stocks : **39.6%.**

Share of commercial organization in issuer’s authorized capital stock - commercial organization, and if the issuer is a commercial organization - share of ordinary stocks of issuer in possession of commercial organization: **0 %.**

Personal staff of directors board of commercial organization :

Livinsky Anatoly Pavlovich, doesn’t possess stocks of the company- head of DB
Gudov Dmitry Anatolyevich , doesn’t possess stocks of the company
Kartoshkin Viktor Nikolaevich , doesn’t possess stocks of the company
Sverdlov Viktor Ivanovich , doesn’t possess stocks of the company
Chernozhukov Viktor Alexandrovich , doesn’t possess stocks of the company

Personal staff of collective executive body (managerial board, directorate) of commercial organization : **Collective executive body is not foreseen by the Charter.**

Person, acting like sole executive body of commercial organization: **Director General - Sverdlov Viktor Ivanovich**

8.1.6. Information about substantial transactions, effected by issuer

There were no such transactions

8.1.7. Information about credit ratings of issuer

The issuer and issuer’s securities are not awarded credit rating.

8.2. Information about every category (type) of issuer’s shares

Number : *1*
Kind: *inscribed non-documentary shares*
Category: *ordinary*
Nominal value of a share of the issue : *1 ruble*
Amount of the issue: *3 128 764 676*
Data about state registration of the issue:
Registration date: *26.08.2003*
Registration number: *1-01-00125-A*
Organization which fulfilled the registration : *FSC of Russia*
Method of floatation : *allocation of shares among shareholders*
Period of floatation : *from 15.09.2003 till 15.09.2003*
Current state of issue : *allocation of shares is completed*
Amount of actually distributed securities in accordance with registered report about the result of issue: *3 128 764 676*
Amount of shares which are on balance of issuer : 0
Information about state registration of report about results of issue : **Report about results of issue was not registered**
Restrictions in circulation of securities of the issue : no restrictions

Rights of owner of shares of this category (type):

Each ordinary nominal share of the Company grants to its owner the same measure of rights.
Shareholders, possessing nominal shares of the Company, have the right to:
1) take part in the General meeting of shareholders, personally or by representatives, with vote

for all issues covered by its competence;

2) make a proposal for agenda of the General meeting in accordance with procedure established by legislation of the Russian Federation in force and this Articles;

3) obtain information on Company's activity and inspect Company's documents, in accordance with the Federal Law "Public Corporations", art.91, other statutory legal acts and this Articles;

4) draw dividends, declared by the Company;

5) purchase preferably additional shares issued by free subscription, and issue securities convertible into shares, in the amount proportional to the amount of the ordinary shares in their possession;

6) receive part of the Company's property in the event of liquidation;

7) exercise other rights envisaged by legislation of the Russian Federation in force and this Articles.

Market information about securities of the issue :

The shares of the issue are traded at Russian Trade system RTS

Additional information about securities of the issue:

Annulment of individual number of additional issue of securities and amalgamation of securities of additional issue with the securities of the issue regarding which they are additional (Notices of FCS of Russia N040418-001 of 08.07.2003 and N 053310-001 of 08.09.2003).

Number : *1*

Kind: *inscribed non-documentary shares*

Category: *preference*

Type : *A*

Nominal value of a share of the issue : *1 ruble*

Amount of the issue: *925 737 256*

Data about state registration of the issue:

Registration date: *26.08.2003*

Registration number: *2-01-00125-A*

Organization which fulfilled the registration : *FSC of Russia*

Method of floatation : *allocation of shares among shareholders*

Period of floatation : *from 15.09.2003 till 15.09.2003*

Current state of issue : *allocation of shares is completed*

Amount of actually distributed securities in accordance with registered report about the result of issue: *925 737 256*

Amount of shares which are on balance of issuer : 0

Information about state registration of report about results of issue : **Report about results of issue was not registered**

Restrictions in circulation of securities of the issue : *no restrictions*

Rights of owner of shares of this category (type):

Privileged Company's shares of type A grant to its owner the same measure of rights and are of same nominal value.

Shareholders, possessing privileged Company's shares of type A, have the right to:

1) draw dividends, declared by the Company;

2) take part in the General meeting of shareholders with vote for issues concerning Company reorganization or liquidation;

3) take part in the General meeting of shareholders with vote for issues concerning changes or amend to this Articles that restrict rights of the shareholders, possessing privileged Company's shares of type A. Decision on such change or amend is acknowledged as taken, when at least

three fourth shareholders, possessing voting shares, which take part in the General meeting of shareholders (excluding shareholders, possessing privileged Company's shares of type A) and three fourth all shareholders, possessing privileged Company's shares of type A, voted for it.

4) purchase preferably additional shares issued by free subscription, and issue securities convertible into shares, in the amount proportional to the amount of the privileged shares of type A in their possession;

5) take part in the General meeting of shareholders with vote for all issues within its competence, starting from the meeting next to annual meeting of shareholders, that, regardless of reasons, didn't make a decision to pay dividends, or made a decision to pay dividends for privileged shares of type A partially.

The right of the shareholders, possessing privileged shares of type A, to take part in the General meeting of Company's shareholders is terminated from the moment of first dividends payment in full for mentioned shares.

Market information about securities of the issue :

The shares of the issue are traded at Russian Trade system RTS

Additional information about securities of the issue:

Annulment of individual number of additional issue of securities and amalgamation of securities of additional issue with the securities of the issue regarding which they are additional (Notices of FCS of Russia N040418-001 of 08.07.2003 and N 053310-001 of 08.09.2003).

8.3. Information about previous issues of emissive securities of issuer, except for issuer's shares

8.3.1. Information about issues , all securities of which are redeemed (cancelled)

Information about issuer's bonds .

Number: *1*

Series: *PO-1*

Type: *interest-bearing*

Form of securities : *documentary to bearer*

Nominal value of a security of the issue: *1 000 rubles.*

Amount of securities of the issuer: *2 200 000*

Total amount of the issue: *2 200 000 000*

Information about state registration of the issue:

Date of registration: *10.05.2000*

Registration number: *4-01-00125-A*

Organization which fulfilled the registration : *FSC of Russia*

Method of floatation : closed subscription

Period of floatation : *from 29.05.2000 till 7.04.2001*

Current state of issue : *all securities are redeemed*

Amount of actually distributed securities in accordance with registered report about the result of issue: *2 200 000*

Information about state registration of report about results of issue :

Date of registration : *24.11.2000*

Organization which fulfilled the registration : *FSC of Russia*

Restrictions in circulation of securities **of the issue** : *no restrictions*

Market information about securities of the issue:

Moscow Interbank Currency Exchange. License of Ministry of Finance RF

102 of 12.11.1992, License FCS 000-00001-000001 of 24.09.1997.
Juridical address - Russia, 103009, Moscow, Bolshoy Kislovsky 1/13 b.1

Information about tranches of issue:
Number of tranche : *1*
Quantity of bonds in tranche: *1 077 652*
Amount of issue in tranche:
Procedure of identification of bonds in tranche : *B-RTSE/01-01*
Period of floatation : *from 30.05.2000 till 30.05.2000*
Amount of actually distributed bonds in tranche in accordance with registered report about the result of issue: *1 077 652*:

Number of tranche : *2*
Quantity of bonds in tranche: *1 122 348*
Amount of issue in tranche:
Procedure of identification of bonds in tranche : *B-RTSE/01-02*
Period of floatation : *from 8.09.2000 till 8.09.2000*
Amount of actually distributed bonds in tranche in accordance with registered report about the result of issue: *1 122 348*

Period of bonds movement of the issue: *from 29.05.2000 till 29.05.2003*

Bonds income of the issue :
In percents of nominal value : *not provided*
Other property equivalent per one bond (rubles): *not provided*
Other income and rights in bonds of issue : *Bond coupon income in issue is provided. Bond coupon rate of each tranche is determined in volume 8 (eight) percents per annum .*
Period of retirement : *Bonds of each tranche are redeemed on the 1095th day from the beginning of bonds floatation of corresponding tranche. If the date of retirement is holiday, either anticipation official or for accounts , - pay-out is made in the first working day after this holiday.*
Conditions and procedure of retirement :
1. Bonds retirement and pay-out of gaining is fulfilled in rubles of RF using cashless settlement Bonds retirement and pay-out of gaining is fulfilled by settlement agent on behalf of issuer .

2. Functions of settlement agent are fulfilled by the Joint-stock commercial bank "Confidential and Investment bank ", 113125, Moscow, Sadovnicheskaya street, 84/3-7; Mailing address: 103045,Moscow , Ulansky. 26.
The issuer can appoint additional settlement agents and cancel such appointment The official information of issuer is published in terms not later than 5 working days before the date of such appointments or cancellations in "Rossiyskaya gaseta".

3. Bonds retirement and pay-out of gaining, except for cases of their prescheduled retirement , is fulfilled by bonds owners, which possess bonds as of 18.00 Moscow time of the working day before the fourth working day before the date of retirement of the corresponding tranche and /or pay-out of gaining.

4. Not later than 3 working days before the date of retirement or the date of pay-out of gaining on them the Depositary gives to issuer and settlement agent a list of owners and / or nominal holders of bonds , including all data , specified in p. 5 of section "Conditions and procedure of prescheduled retirement"

5. Not later than 2 working days before the date of retirement and/or pay-out of gaining on bonds the issuer transfers necessary cash assets to the account of settlement agent.

6. On the basis of list of owners or nominal holders of bonds, given by the Depositary, the settlement agent accounts the sums of cash assets to be paid out to every person authorized to get sums of retirement and gaining on bonds.

7. On the date of retirement and /or pay-out of gaining on bonds the settlement agent transfers necessary cash assets in favour of persons , authorized by owners to get sums of retirement and gaining on bonds.
In case if one person is authorized to get sums of retirement and gaining on bonds from several owners of bonds , such person receives sum without breakdown according to every bonds owner.

8.3.2. Information about issues , securities of which are circulating

There are no such securities

8.3.3.Information about issues of securities , issuer's liabilities on which are not fulfilled (default)

There are no unfulfilled liabilities.

8.4. Information about person (persons) , which provided bulwark on bonds of the issue

In view of the fact that bonds of the 1st and 2nd issue are redeemed , information about person, which provided bulwark on bonds of the issue is not given.

8.5. Terms of provision of bulwark on bonds of the issue

see p. 8.4.

8.6. Information about organizations , which fulfill rights record for emissive securities of issuer.

Registrar:
Name: *JSC "Central Moscow Depositary" (JSC "CMD")*
Location : *b. B ,Orlikov l.3, 107078, Moscow*
Mailing address: *22, Olkhovskaya str. , 107066, Moscow*
Tel.: *(095) 264-44-23* Fax : *(095) 265-43-36*
E-mail: *mcdepo@dol.ru*

License :
Number of license: *10-000-1-00255* Date of issue: *13.09.2002*
Period of validity: *not determined*
Agency , which has issued the license: *Federal Commission on Securities (FCS) of Russia*

Beginning date of registering of inscribed securities of issuer by this registrar: *22.08.2001*

Centralized keeping of emissive securities of issuer during reporting quarter was not fulfilled

8.7. Information about legislative acts , regulating problems of capital import and export , which can affect pay-out of dividends , interests and outgoing to non-residents

In view of absence of capital import and export , which can affect pay-out of dividends , interests and outgoing to non-residents, information about legislative acts , regulating this problems is not given.

8.8. Procedure description of income taxation on distributed emissive securities of issuer

Income taxation on distributed emissive securities of issue is carried out on basis of articles 214.1(pp. 1,2,3) , 224 (pp. 3,4), 284 (p.3) of Internal Revenue Code of Russian Federation .

8.9. Information about declared (accrual) and paid out dividends on issuer's shares , and about income on issue's bonds

8.9.1. **Category of shares :** *preference* **Type:** *A*

Kind : *inscribed non-documentary shares*

Full name of category/type of shares : *preference type A*

Dividends on shares of his category (type) :

Period: *2000*

Dividend rate per one share (rubles): *0.0134*

Total amount of dividends per one share of this category (type) (rubles): *12 404 881*

Total sum of dividends , actually paid out on shares of this category (type) (rubles): *12 389 742*

Period: *2001*

Dividend rate per one share (rubles): *0.015*

Total amount of dividends per one share of this category (type) (rubles): *13 886 059*

Total sum of dividends , actually paid out on shares of this category (type) (rubles): *12 927 000*

Period: *2002*

Dividend rate per one share (rubles): *0.012*

Total amount of dividends per one share of this category (type) (rubles): *11 110 847.16*

Total sum of dividends , actually paid out on shares of this category (type) (rubles): *10 785 376.14*

Amount of dividends on shares of this category (type) , the payout period of which doesn't begin : *0*

Period: *2003*

Dividend rate per one share (rubles): *0.049*

Total amount of dividends per one share of this category (type) (rubles): *45 361 124.76*

Total sum of dividends , actually paid out on shares of this category (type) (rubles): *44 467 574.69*

Amount of dividends on shares of this category (type) , the payout period of which doesn't begin : *0*

Period: *9 months 2004*

Dividend rate per one share (rubles): *0.0419*

Total amount of dividends per one share of this category (type) (rubles): ***38 788 391.89***

Total sum of dividends , actually paid out on shares of this category (type) (rubles): ***38 117 086.75***

Amount of dividends on shares of this category (type) , the payout period of which doesn't begin : ***0***

8.9.2. Category of shares : *ordinary*

Kind : ***inscribed non-documentary shares***

Full name of category/type of shares : ***ordinary***

Dividends on shares of his category (type) :

Period: ***2000***

Dividend rate per one share (rubles): ***0.0098***

Total amount of dividends per one share of this category (type) (rubles): ***30 661 894***

Total sum of dividends , actually paid out on shares of this category (type) (rubles): ***30 624 540***

Period: ***2001***

Dividend rate per one share (rubles): ***0.015***

Total amount of dividends per one share of this category (type) (rubles): ***46 931 470***

Total sum of dividends , actually paid out on shares of this category (type) (rubles): ***45 918 000***

Period: ***2002***

Dividend rate per one share (rubles): ***0.012***

Total amount of dividends per one share of this category (type) (rubles): ***37 545 181.65***

Total sum of dividends , actually paid out on shares of this category (type) (rubles): ***37 336 768.51***

Amount of dividends on shares of this category (type) , the payout period of which doesn't begin : ***0***

Period: ***2003***

Dividend rate per one share (rubles): ***0.0052***

Total amount of dividends per one share of this category (type) (rubles): ***16 269 575.84***

Total sum of dividends , actually paid out on shares of this category (type) (rubles): ***16 193 727.60***

Amount of dividends on shares of this category (type) , the payout period of which doesn't begin : ***0***

Period: ***9 months 2004***

Dividend rate per one share (rubles): ***0.0419***

Total amount of dividends per one share of this category (type) (rubles): ***131 095 240.52***

Total sum of dividends , actually paid out on shares of this category (type) (rubles): ***130 704 175.53***

Amount of dividends on shares of this category (type) , the payout period of which doesn't begin : ***0***

8.10. Other information